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                                  ============
                                     GALEN
                                  ============
                                  HOLDINGS PLC



                                     [LOGO]

                                                           strategies for growth

sales and marketing            management experience    research and development
        1                               2                           3

                        2001 ANNUAL REPORT AND ACCOUNTS

                                 GALEN HOLDINGS
                                                  at a glance--2001

The Company

      Galen Holdings PLC (LSE: GAL/Nasdaq: GALN) is an integrated specialty pharmaceutical company focused principally in the women's healthcare therapeutic area. The Company was founded in 1968 and was listed on the London Stock Exchange and the Irish Stock Exchange in 1997 and in the United States on the Nasdaq(R) National Market in 2000, subsequent to its acquisition of Warner Chilcott, plc, on 29 September 2000.

      Galen develops, manufactures, supplies and markets branded prescription pharmaceutical products in the United Kingdom, Ireland and the United States and provides a wide range of high value services to the research and development organisations of pharmaceutical and biotechnology industry participants in Europe and the US. Based in Craigavon, Northern Ireland and Rockaway, New Jersey in the US, Galen is well positioned to meet the needs of a global marketplace. As of 30 September 2001, we employed 1808 of which 695 are employed in the US.

Our Growth Strategy

      We have made great progress towards the creation of an international specialty pharmaceutical company. We will continue to develop powerful SALES AND MARKETING and RESEARCH AND DEVELOPMENT organisations and leverage our substantial MANAGEMENT EXPERIENCE to enable us to implement our growth strategy and enhance shareholder value.

      Our future growth depends on our ability to successfully continue organic growth through our existing businesses, develop and commercialise new proprietary products and selectively acquire products which complement our existing ranges. Our activities during the year have demonstrated success in all three elements of this strategy and we have created strong foundations for further growth in 2002.

      The execution of our growth strategy in 2001 included:

Organic Growth:

                                     Jan.-Sept. 2000       Jan.-Sept. 2001
Product                             New Prescriptions     New Prescriptions       Change (%)
--------------------------------------------------------------------------------------------
Doryx(R)                                  67,917               135,227                99%

Ovcon(R) 35                              182,780               257,837                41%

Estrace(R) Cream                         300,500               328,383                 9%

Source: NDCHealth

      Pharmaceutical Services revenue grew from (pound)41.6 million in fiscal 2000 to (pound)55.3 million in fiscal 2001, a 33% increase.

New Proprietary Products: An important part of our strategy is to develop and commercialise pharmaceutical products based on innovative formulations and novel drug delivery technology, particularly our proprietary intravaginal ring, or IVR, technology. In September 2001, we launched Menoring(R), our first IVR product for estrogen replacement therapy, in the UK and in October 2000, our proprietary anticholinergic, Regurin(R), for the treatment of urinary incontinence, was launched in the UK.

Selective Acquisitions: The acquisition of Warner Chilcott on 29 September 2000 was a transforming event for the Company with the access it provides to the US pharmaceutical market. In June, we acquired Estrace(R) Tablets, the second most prescribed brand of hormone replacement therapy in the US, from Bristol-Myers Squibb Company. In excess of 60% of our revenues are now generated in the United States. In addition, we raised (pound)185 million (net of expenses) from the Open and International Offers we completed in July 2001 to prepare our balance sheet for further acquisition opportunities.

           [LOGO]                   [LOGO]                  [LOGO] GALIN
   Irish Stock Exchange       London Stock Exchange                ------
                                                                   NASDAQ
                                                                   LISTED
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                              Financial Highlights
                    ---------------------------------------
                               five year progress

         Turnover                                          Operating Profit
   (pounds in millions)                                 before amortisation &
                                                           exceptional items
                                                         (pounds in millions)


   [The following table was depicted as a bar chart in the printed material.]


     '97 .......  39.3                                   '97 ....... 10.5
     '98 .......  48.9                                   '98 ....... 14.1
     '99 .......  67.0                                   '99 ....... 19.4
     '00 .......  86.0                                   '00 ....... 24.1
     '01 ....... 182.7                                   '01 ....... 54.9

o Total turnover increased by 112% to (pound)182.7 million from (pound)86.0 million in fiscal 2000:

      -- Pharmaceutical Products turnover contributed (pound)127 million, with over 60% of these now generated in the US

      --    Pharmaceutical Services turnover grew by 33% to (pound)55 million

o Pre-tax profits up 71% to (pound)41.6 million from (pound)24.4 million in fiscal 2000 (before amortisation of intangible assets, goodwill and exceptional items)

o     Adjusted earnings per share of 23.5p versus 15.5p in 2000

o Proposed final dividend brings total 2001 dividend to 2.49p per share versus 2.07p in 2000

For US investors, please note that the Letter to Shareholders and associated charts have been prepared in accordance with UK GAAP.

Please refer to the Galen Holdings PLC Form 20-F filed with the Securities and Exchange Commission for a US$/US GAAP presentation.

Contents
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Letter to shareholders ....................................................   2
Sales and marketing expertise .............................................   8
Management experience .....................................................  10
Research and development ..................................................  12
Shareholder value .........................................................  14
Board of directors ........................................................  15
Directors' report .........................................................  16
Report of the remuneration committee ......................................  21
Statement on corporate governance .........................................  23
Statement on going concern ................................................  24
Statement of directors' responsibilities ..................................  24
Auditors' report ..........................................................  25
Consolidated profit and loss account ......................................  26
Reconciliation of movements in shareholders' funds ........................  27
Consolidated statement of total recognised gains and losses ...............  27
Consolidated balance sheet ................................................  28
Company balance sheet .....................................................  29
Consolidated cash flow statement ..........................................  30
Notes to the financial statements .........................................  31
Five year summary .........................................................  64
Financial calendar ........................................................  64
Management and corporate information ...................................... IBC

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                             Letter to Shareholders

The year ended 30 September 2001 has been transforming for Galen with excellent progress made following our acquisition of Warner Chilcott and the access it provides to the US pharmaceutical market. The Company recorded record revenues of (pound)183 million, an overall increase of 112% on the previous year. In excess of 60% of our revenues are now generated in the US. Operating profit, before amortisation of intangible assets and goodwill rose to (pound)54.9 million, a 128% increase on 2000. Earnings per share, before amortisation of intangible assets and goodwill rose by 52% to 23.5p. These excellent results reflect continuing strong growth in the business and have encouraged your Board to recommend the payment of a final dividend of 1.66p per ordinary share, making a total for the year of 2.49p which represents an increase of 20% over the 2.07p declared for the previous year.

      During the year a major focus of activity has been the growth of our pharmaceutical business following the acquisition of Warner Chilcott in September 2000. This has progressed smoothly and has transformed our pharmaceutical business by creating access to the most important market in the world for women's healthcare. We are now leveraging the value of our existing R&D pipeline with the aim of providing new and exciting opportunities for the future.

      In June 2001 we completed the acquisition of Estrace(R) Tablets from Bristol-Myers Squibb for a cash consideration of approximately (pound)67.2 million. This acquisition greatly strengthened our position in the US hormone replacement therapy market, where Estrace(R) Tablets is the second most widely prescribed brand. We envisage significant strategic opportunities for this product. The approval of our first intravaginal ring ("IVR") product for estrogen replacement therapy in the UK was an important milestone in the commercialisation of this technology. This achievement represents over five years' work for the scientists in our R&D division and will provide the basis for further approvals throughout the world for this and other new products based on our IVR technology. The product (Menoring(R)) was launched in the UK in September 2001 and has been well received.

      In July 2001 we successfully completed Open and International Offers in which we placed 26.5 million new Galen shares at a price of 755p per share. In total we raised approximately (pound)185 million net of fees. The objective of this exercise was to prepare our balance sheet for further acquisition opportunities and widen our equity base in the US following our Nasdaq(R) listing in September 2000. Both objectives were successfully achieved with over 40% of the shares allocated to US investors. With its strong cash position Galen is now well placed to execute the acquisition element of its growth strategy, with particular focus on the US market.

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                                          record turnover of (pound)183 million,
                                      an increase of 112% over the previous year
                                                        112%

      These record financial results were achieved through the continued growth of the two elements of our business: sales of branded prescription products (Pharmaceuticals) and the provision of R&D services to the worldwide pharmaceutical industry (Pharmaceutical Services). The acquisition of Warner Chilcott means that pharmaceuticals now represents the substantial element of our business accounting for 70% of total revenues, with growth of 187% during the year to (pound)127.4 million. During the year, our Pharmaceutical Services revenues increased by 33% to (pound)55.3 million.

Pharmaceuticals: Last year saw the impact of the acquisition of Warner Chilcott and the establishment of a strong pharmaceutical base in the US. Strategically this was the most significant development for the Company since flotation in 1997 and we are pleased to report the smooth integration of this business. The predominant focus for our pharmaceutical activities has now become the US where we believe the market opportunities exceed those in Europe and other territories.

      We now have significant US presence in the specialties of Women's Health, Urology and Dermatology where our 225 person sales force is competitively scaled for the markets in which we operate.

      In Women's Health, our products include Ovcon(R), our oral contraceptive and our HRT treatment Estrace(R) Tablets, acquired from Bristol-Myers Squibb in June 2001. These products give us presence in the two main therapeutic categories (contraception: US market size $2 billion, and hormone replacement therapy: US market size $2.5 billion) controlled by the obstetrician and gynaecologist (OB/GYN). In its first full year of promotion, Ovcon(R) has demonstrated significant growth in revenue (to (pound)26.8 million) and new prescriptions written, which is the key indicator for product growth. Our objective with Estrace(R) Tablets is to maintain our market position until the expected launch of a line extension in 2004. Estrace(R) Cream continues to show sound revenue ((pound)20.4 million) and prescription growth since its acquisition from Bristol-Myers Squibb in early 2000.

      In the Dermatology segment, our focus is on the promotion of our proprietary pelletised oral formulation of doxycycline (Doryx(R)). We are again pleased to report strong growth in both revenues (to (pound)14.6 million) and prescriptions for this product which has established our position in the dermatology market segment. In the absence of a dermatology R&D pipeline at this stage, we are now actively pursuing product acquisition opportunities in dermatology to fully utilise our established and proven infrastructure and provide a greater presence in the sector.

      Other US pharmaceutical products contributed (pound)19.1 million of revenues.

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                                    [PHOTO]

                       Dr John King, Roger Boissonneault

"We are well positioned and have the capability to unlock the value of our sales and marketing expertise, experienced management team, and research and development organisation. Following an excellent year we look forward to 2002 with much confidence."

                 Galen Holdings 2001 Annual Report and Accounts

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                                adjusted earnings per share rose by 52% to 23.5p
                                                     23.5p

      In the UK, our business continues to successfully transition to focus firmly on the Women's Health category. Our proprietary anti-cholinergic, Regurin(R), for the treatment of urinary incontinence (licensed from Madaus AG Cologne) progressed well during its launch year and we believe it will become a significant treatment in this therapeutic category. In September, we launched Menoring(R), our first IVR product for estrogen replacement therapy. This followed a most successful three month early experience programme designed to provide product knowledge to the major sector clinical opinion leaders as a basis to the post launch rollout of Menoring(R) to the UK medical profession which is now under way.

      Product turnover for the UK and Ireland totalled (pound)46.5 million.

      Our key strength in our pharmaceutical business is the brand management experience of our sales and marketing teams both in the US and UK, where we now have 225 and 119 strong sales forces, respectively. We have a proven track record of successful product launches, sustaining branded product growth, revitalising acquired products and utilising precision marketing techniques to focus our resources for maximum effect. These skills are now the basis for the successful development of our business on both sides of the Atlantic.

Research and Development: Galen's research and development activity continues to be focused on the development of proprietary products for international commercialisation, which are based on drug delivery systems such as our IVR. We also pursue the development of new products and line extensions that are complementary to our core prescription businesses. During the year we have implemented a review of our R&D activities in the light of our presence in the US market. This has resulted in the reorganisation of the chronology of our IVR development programmes to reflect market opportunity, and the establishment of new product and line extension activities specifically for the US market.

      During the year we saw our R&D expenditure increase to (pound)9.3 million. This represents 5% of turnover and a 16% increase from the previous year and reflects the effect of our reorganisation during the period. In subsequent years, we envisage more substantial investment in R&D. We anticipate that we will double our spend to approximately 10% of revenues over the next few years.

      The highlight of the year was clearly the approval in the UK of our IVR which provides estradiol. This was an important milestone in our IVR R&D programme. In the US, positive clinical research study results were presented at the annual meeting of the North American Menopause Society held on 5 October 2001.

proposed final dividend brings total 2001 dividend to 2.49p per ordinary share, a 20% increase over the previous year
                        2.49p

In December 2001, we submitted our NDA for this product in the US, and we are pursuing our European registration through the Mutual Recognition Procedure.

      We continue to pursue development programmes for other IVR applications. For the treatment of bacterial vaginosis, our metronidazole releasing IVR is a more convenient five-day treatment than the existing gel products that require daily insertion. Our testosterone releasing IVR for the treatment of female sexual dysfunction has completed its first Phase II study in the UK. We have established several major programmes to support our market position in the US following the acquisition of Warner Chilcott. In contraception, a proprietary dosage form for our Ovcon(R) product has completed pharmaceutical development. To support our acquisition of Estrace(R) Tablets we are developing proprietary line extensions that will enter Phase III in late 2001. Our 75 mg line extension for Doryx(R) capsules has been approved in the US and the launch is planned for January 2002. These projects reflect considerable economic potential, particularly in the US, and demonstrate a broadening of our product pipeline which we intend to continue.

Pharmaceutical Services: Revenues from our Pharmaceutical Services division grew by 33% to (pound)55.3 million driven by good progress in all our business units.

      Our CTS (Clinical Trial Services) and ICTI (Interactive Clinical Technologies Inc.) businesses remain at the forefront in the supply and distribution of clinical trials materials internationally and continue to demonstrate sound growth. Investment in new CTS distribution and information technology systems at Craigavon is now near completion. This represents the final stage in an investment programme which commenced at flotation in 1997 and which has added considerably to the excellent growth that has been created in this business.

      CSS (Chemical Synthesis Services) operates an integrated chemical development service for the pharmaceutical industry through process development to kilo scale synthesis of intermediates and actives to cGMP standard. The business unit has shown sound progress particularly at the bench scale, where it has forged solid relationships with a significant number of major pharmaceutical companies.

Galen's People: Total employment within Galen at 30 September 2001 was 1808 of which 695 people are now employed in the US. Without the skills and dedication of all our colleagues within the Galen organisation, it would be impossible to deliver the consistently strong performance from the business. We thank them for their contributions.

      Last year we reported the retirement of Allen McClay as Chairman of the Company, after 33 years of service to the Company. On 30 September 2001 Allen retired from his positions as non-executive President and Director on our Board. On behalf of everyone at Galen we again extend our thanks to Allen and wish him every success in the future.

Outlook: Galen has made great progress towards the creation of an international specialty pharmaceutical company. Our growth strategy is based upon three elements:

      o     Continue to pursue the organic growth of our existing businesses

      o     Develop and commercialise new proprietary products; and

      o     Selectively acquire products complementary to our existing ranges

      The activities of the Company this year have demonstrated success in all three elements of our strategy and we believe that we have created strong foundations for further growth. The Group is now well positioned and has the capability to unlock the value of our existing product development portfolio and create new and exciting product development opportunities. Following an excellent year we look forward to 2002 with much confidence.


        /s/ John King                               /s/ Roger Boissonneault

         Dr John King                                   Roger Boissonneault
     Executive Chairman                              Chief Executive Officer

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Sales and Marketing Expertise
             1

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Throughout 2001, Galen built considerably on its global sales and marketing capabilities, which were a key contributing factor to our growth over the past year and represent a centrepiece of our forward growth strategy. Galen's global sales and marketing personnel, now numbering 235 in the United States and 131 in the United Kingdom and Ireland, are focused strategically on enhancing recognition for our branded pharmaceutical products. The recognition we have gained as an innovative and growing force in the women's healthcare market represents a solid and promising foundation for growth in the year and years to come.

      In the United States, through Warner Chilcott, our sales force strategy has been focused on employing precision marketing techniques to market and promote our key branded products to high volume prescribing physicians and specialists. The technique includes comprehensive internal analysis of actual prescription data to determine the most effective allocation of our sales and marketing resources and enables us to expand market share in markets that represent the most promise.

      Our key branded products include the oral contraceptives Ovcon(R) 35 and Ovcon(R) 50; Estrace(R) Tablets, an estrogen replacement therapy; Estrace(R) Cream, a urogenital atrophy therapy; the prenatal vitamins NataFort(R) and NataChew(R); Pyridium(R) and Pyridium(R) Plus, urinary tract analgesics; and Doryx(R), an antibiotic for the treatment of acne.

      In the United Kingdom and Ireland, our sales and marketing activities are targeted to some of the most influential components of the women's healthcare marketplace, including general practitioners, hospital consultants, specialist clinics, obstetrician/gynaecologists, menopause specialists and others engaged significantly in women's healthcare and have focused on two of our newest products: Regurin(R), Galen's urinary incontinence product, launched in October 2000 and Menoring(R), Galen's intravaginal ring hormone replacement therapy product, launched in September 2001. We continue to enthusiastically market and promote our non-narcotic analgesic, Kapake(R) Tablets, containing paracetamol and codeine phosphate, which is our top selling product in the United Kingdom.

      Finally, through our pharmaceutical services businesses, Galen continued to grow sales in 2001. This growth is fuelled by our state-of-the-art facilities and systems and, combined with the dynamism of this market, reflected in the growing demand by pharmaceutical companies for specialised research and development services in the United States and Europe for a global market.

                 Galen Holdings 2001 Annual Report and Accounts

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                                    [PHOTO]

                Strong Sales Force in Women's Healthcare Market

                    Driven by Precision Marketing Techniques
--------------------------------------------------------------------------------


[LOGO]Doryx(R)    [LOGO]Estrace  [LOGO]Menoring(R)  [LOGO]NataChew(R)

        [LOGO]OVCON(R)35 [LOGO]Estrace(R) [LOGO]regurin [LOGO]NataFort(R)

                                    [PHOTO]

                        Highly Effective Management Team

         Organic Growth    New Product Development   Acquisition Strategies
--------------------------------------------------------------------------------

                   Izumi Hara, Deputy General Counsel
   Nicola Crawford, Product Manager, Global Marketing           [PHOTO]
   Katie MacFarlane, Vice-President, Global Marketing
Jim Chirip, Director, Marketing (seated in foreground)

                                                                      Management
                                                                      Experience
                                                                          2
                                    [PHOTO]

                               W. Carlton Reichel
                           President, Pharmaceuticals

Galen's growth and development continue to be supported by an experienced and highly capable management team, which possesses extensive experience in pharmaceutical marketing, acquisition strategies and implementation, W President, research and development and the operational components of the specialty pharmaceutical industry and business.

      Galen's senior executives are some of the original architects of the precision pharmaceutical marketing techniques that have become a foundation for the marketing of Galen and Warner Chilcott products. In addition, Galen senior management includes executives who have been integrally involved in the negotiation of some of the largest and most complex acquisitions and licensing transactions in the industry.

      During the recently completed fiscal year, Galen also added a number of highly capable executives to its management team.

      o W Carlton Reichel, President, Pharmaceuticals, joined Galen after nearly 20 years of experience at Parke-Davis, a division of Warner-Lambert (now a part of Pfizer Inc.), where together with Galen CEO Roger Boissonneault, Mr Reichel was a pioneer in the precision pharmaceutical marketing methods currently employed by Galen. Most recently, Mr Reichel held the position of President, UK/British Isles at Warner-Lambert.

      o Herman Ellman, MD, Senior Vice President, Clinical Development, joined Galen when Warner Chilcott was acquired on 29 September 2000. He is responsible for US clinical development activities for women's healthcare products. Prior to joining Warner Chilcott, Dr Ellman held the position of Reichel Medical Director for Women's Healthcare for Pharmaceuticals Berlex Laboratories.

      o Anthony D Bruno, Senior Vice President, Corporate Development and General Counsel, joined Galen following over 17 years of experience with Warner-Lambert, where, among other positions, he maintained responsibility for the legal matters of Warner-Lambert's worldwide pharmaceutical business, including licensing, acquisitions and dispositions and strategic alliances.

      o Leland H Cross, Senior Vice President, Technical Operations, joined Galen following 15 years of pharmaceutical industry experience with Pfizer, Warner-Lambert and Merck. Most recently, he was responsible for Pfizer's dosage manufacturing operations in Ireland.

      These new senior management appointments, together with all of the other experienced and highly capable executives and staff of Galen, combine to represent a quality team committed to our Company's growth and the enhancement of shareholder value. Leveraging the depth and breadth of experience represented among us to implement our growth strategy will position us for success and growth in the coming year and years.

                 Galen Holdings 2001 Annual Report and Accounts

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Research and
Development
     3

--------------------------------------------------------------------------------

Galen continues to leverage our commitment to research and development of novel drug delivery technologies and improvements to our existing pharmaceutical products. In fiscal 2001, we expanded our research and development investments by sixteen percent over the prior fiscal year from (pound)8.0 million to (pound)9.3 million. We expect to continue to increase our investment in research and development and anticipate doubling our spending to approximately ten percent of our pharmaceutical revenues over the next few years.

      As was the case in 2001, we also will focus our research and development in ways that represent the best opportunities for return on investment and, ultimately, the interests of long-term shareholder value. This means that our research and development efforts will focus extensively on the development of additional applications for our existing proprietary technologies and new products that are complementary to our core prescription business, particularly line extensions to our existing branded products in the United States. In addition, our research and development team will continue to evaluate products and technology for in-licensing and acquisition.

      Among these lines, our product pipeline is promising. Menoring(R), Galen's intravaginal ring which provides estradiol for the treatment of menopausal symptoms, was launched in the United Kingdom in September 2001. We submitted a New Drug Application (NDA) for the same product with the United States Food and Drug Administration (FDA) in December 2001. Encouragingly, as part of clinical research results presented on 5 October 2001 at the North American Menopause Society, over 90 percent of the women who used Galen's intravaginal ring therapy in the study stated that they would choose this form of estrogen therapy if it were available.

      Moving forward, we are developing therapies using the intravaginal ring technology for continuous combined hormone replacement therapy, testosterone replacement therapy, contraception and treatment of vaginal infections and will continue to explore other possible applications and possibilities for this encouraging technology.

                 Galen Holdings 2001 Annual Report and Accounts

                    Develop Novel Drug Delivery Technologies

              Improvements to Our Existing Pharmaceutical Products
--------------------------------------------------------------------------------

                 Alvin Howard, Vice-President, Regulatory Affairs
Dr Claire Gilligan, Sr Vice-President, Pharmaceutical Development   [PHOTO]
        Dr Herman Ellman, Sr Vice-President, Clinical Development
                   Dr Tina deVries, Vice-President, Pharmaceutics

Shareholder
Value

"We successfully implemented key strategies in 2001 to enhance shareholder value. The acquisition of Warner Chilcott has provided a platform for fostering our long-term growth prospects."

--------------------------------------------------------------------------------

Throughout the recently ended fiscal year, Galen continued to deliver on its commitment of building shareholder value. Galen stock is traded on three of the world's leading stock markets, the London Stock Exchange in the United Kingdom, the Irish Stock Exchange in Ireland and the Nasdaq Stock Market in the United States. Our listing on the Nasdaq Stock Market has proven valuable in 2001, enhancing Galen's access to United States investors and broadening our shareholder base in ways that we believe should prove beneficial to all long-term Galen shareholders.

      Galen also was pleased that, throughout the recently completed fiscal year, research coverage was initiated on the Company by a number of leading global financial institutions. This growing interest in Galen by financial institutions, we believe, reflects the fact that our leadership in our segments and our Company's long-term growth prospects represent promise to investors. The growing number of financial institutions providing research coverage on Galen should prove beneficial to shareholders and prospective shareholders, as Galen's product and service lines and market positioning continue to gain greater recognition and ongoing analysis.

      Galen also continues to maintain a strong and ongoing commitment to openness with our shareholders regarding our business and forward strategies. Our web site, www.galenplc.com, continues to be a rich source of information for shareholders, and offers shareholders and prospective shareholders the opportunity to sign up for our press release fax and email dissemination list. In addition, we continue to offer regular investment presentations at various institutional investment conferences, affording greater recognition of our business model and strategies.

                 Galen Holdings 2001 Annual Report and Accounts

                               Board of Directors

                  Dr John King (52)
                  Executive Chairman

                  Dr King joined Galen in 1979 as Technical Manager responsible for the development and registration of new products. Dr King was appointed Technical Director in 1981, Managing Director in
   [PHOTO]        1984, Chief Executive in 1991 and Executive Chairman in 2000.
                  Prior to joining the Group he was a lecturer in the Pharmacy Department of The Queen's University, Belfast. He obtained a PhD in 1974 and registered with the Pharmaceutical Society of Northern Ireland in 1976.

                  Mr Roger Boissonneault (53)
                  Chief Executive Officer

                  Mr Boissonneault serves as Chief Executive Officer for Galen. He previously served as President and Chief Operating Officer of Warner Chilcott, plc since 1996, serving as a director since 1998. From 1976 to 1996 Mr Boissonneault served in various capacities with Warner-Lambert Company, including Vice
    [PHOTO] President, Female Healthcare, Director of Corporate Strategic Planning, and Director of Obstetrician/Gynaecologist Marketing. Mr Boissonneault has a BA in Biology from the University of Connecticut and an MBA from Rutgers University. Mr Boissonneault also serves on the Board of Directors of Boron LePore and Associates.

        [PHOTO]

Mr Geoffrey Elliott (49)
Chief Financial Officer

Mr Elliott qualified as a chartered accountant in 1984. After a period in industry and management consultancy, he joined the accountancy practice of Magee Todd & Vaughan, becoming a partner in 1988. He was appointed Finance Director of Galen in 1993.

        [PHOTO]

Mr Alan Armstrong (42)
President--Services

Mr Armstrong joined Galen in 1978. He has held a number of senior manufacturing and quality control positions within the Company, and currently holds the position of President, Pharmaceutical Services. He is a member of the Royal Society of Chemistry.

        [PHOTO]

Mr David Gibbons MBE (63)
Non-Executive Director

Mr Gibbons was appointed to the Board in March 1997. He was previously Chairman and Managing Director of Abbott Laboratories UK and was a board member of The Association of the British Pharmaceutical Industry and Chairman of the Pharmaceutical Price Regulation Scheme Committee. He is non-executive Chairman of Nexan Group Limited, MedNova Limited and Genosis Inc.

        [PHOTO]

Dr Michael Carter (63)
Non-Executive Director

Dr Carter was appointed to the Board in May 1998. He has 25 years pharmaceutical industry experience with both Roche and Zeneca, acting as a board member of Salick Health Care in the USA. He holds a triple fellowship of the Royal Pharmaceutical Society, the Royal College of Physicians of Edinburgh and the Faculty of Pharmaceutical Physicians of the Royal Colleges. He is a non-executive director of Provenis Limited, Micromet AG, Radamacher Group Limited, Kudos Pharmaceuticals Limited, Cancervax Inc and Genosis Inc and non-executive Chairman of Metris Therapeutics Limited and Matrix Therapeutics Limited.

        [PHOTO]

Dr Harold Ennis OBE (71)
Non-Executive Director

Dr Ennis was appointed to the Board in May 1996. He is the Chairman of Creative Composites Limited, Vice Chairman of Trade and Business Development Body and a non-executive director of Dunloe Ewart plc, Balcas Limited and a number of other private companies. Previously he was a member of the Northern Ireland Economic Council and the Industrial Development Board for Northern Ireland.

        [PHOTO]

Mr Thomas Lynch (45)
Non-Executive Director

Mr Lynch was appointed to the Board in November 2000. He is Executive Vice Chairman of the Board of Elan Corporation, plc, having previously served as its Chief Financial Officer between 1993 and 2001. Mr Lynch is Chairman of Amarin Corporation PLC and a director of ICON plc and IDA Ireland, an agency of the Irish government. Mr Lynch was a founding Director of Warner Chilcott plc, serving as a board member until its acquisition by Galen in September 2000.

Directors' report for the year ended 30 September 2001

The directors present their report and the audited financial statements for the year ended 30 September 2001.

Principal activities

The activities of the Group consist of the development, manufacture and supply of branded prescription pharmaceutical products, and providing services to both pharmaceutical and biotechnology companies. The activities of the holding company consist of the management of its investments in its subsidiaries.

Review of business

The consolidated profit and loss account for the year is set out on page 26. A review of business during the year and of the future development of the Group is contained in the Letter to Shareholders accompanying this report.

Dividends

An interim dividend of 0.83p per share amounting to (pound)1,350,853 (2000:
0.69p per share--(pound)878,165) was paid during the year. The directors recommend payment of a final dividend for the year of 1.66p per share amounting to (pound)3,142,568 (2000: 1.38p per share--(pound)2,193,720). We refer to
Galen's Ordinary Shares as "shares" in this report. Four shares equal one American Depositary Share.

Group research and development activities

The Group is strongly committed to research and development activities in order to secure and enhance its market position. Expenditure in the year totalled (pound)9.32 million (2000: (pound)8.03 million).

Directors

The directors of the Company during the year were:

Dr A J McClay   R M Boissonneault   A D Armstrong  Dr H A Ennis    D Gibbons

Dr J A King     R G Elliott         P S Herendeen  Dr M G Carter   T G Lynch

      On 2 October 2000, R M Boissonneault and P S Herendeen were appointed as directors of the Company. On 21 November 2000, T G Lynch was appointed as director. P S Herendeen resigned as director on 7 March 2001 and Dr A J McClay retired on 30 September 2001.

      In accordance with the Articles of Association, R G Elliott, A D Armstrong and D Gibbons will be retiring by rotation at this year's Annual General Meeting and, being eligible, will be proposed for re-election. R G Elliott and A D Armstrong have service agreements with the Company terminable on twelve months notice given by either party to the other. D Gibbons has a letter of appointment with the Company pursuant to which his appointment as non-executive may be terminated at the will of either party.

Directors' interests in shares of the company

The interests of the members of the board of directors at 30 September 2001 in the shares of the Company are set out below. All such interests are beneficially owned.

                                                                     Ordinary
                                                                    Shares of
                                 Ordinary     % of Ordinary          10p each
                                Shares of            Shares           30.9.00
                                 10p each       Outstanding            (or on
                                  30.9.01           30.9.01      appointment)
-----------------------------------------------------------------------------
J A King                       14,475,306               7.6        21,597,822
R M Boissonneault                  20,792                 *           100,794
R G Elliott                     5,372,271               2.8         6,372,271
A D Armstrong                     250,947                 *           250,947
H A Ennis                         105,279                 *           100,000
M G Carter                             --                --                --
D Gibbons                              --                --                --
T G Lynch                         147,078                 *           147,078
                                =============================================
*less than 1%

Changes in directors' interests since the year end

H A Ennis acquired an additional 10,000 shares on 12 October 2001.

      Other than the above, there have been no changes in the interests of directors between the year end and 30 November 2001.

Interests in share options

Details of options held by members of the board of directors at 30 September 2001 are set out below:

                                                                                             Earliest
                                                 At    Granted         At         Exercise   exercise      Expiry
                                            1/10/00    in year    30/9/01            price       date        date
-----------------------------------------------------------------------------------------------------------------
Approved Executive Share Option Scheme
  (over Ordinary Shares)
R G Elliott                                   6,703         --      6,703     (pound)4.475     5/2/02      5/2/09
A D Armstrong                                 6,703         --      6,703     (pound)4.475     5/2/02      5/2/09
                                             ====================================================================
Unapproved Executive Share Option Scheme
  (over Ordinary Shares)
J A King                                     75,636         --     75,636     (pound)4.475     5/2/02      5/2/09
                                             38,614         --     38,614     (pound)5.050   30/12/02    30/12/09
                                                 --     50,000     50,000     (pound)8.225    4/12/03     4/12/10
R G Elliott                                  56,890         --     56,890     (pound)4.475     5/2/02      5/2/09
                                             29,703         --     29,703     (pound)5.050   30/12/02    30/12/09
                                                 --     50,000     50,000     (pound)8.225    4/12/03     4/12/10
A D Armstrong                                34,786         --     34,786     (pound)4.475     5/2/02      5/2/09
                                             23,763         --     23,763     (pound)5.050   30/12/02    30/12/09
                                                 --     40,000     40,000     (pound)8.225    4/12/03     4/12/10
                                             ====================================================================

                                                         Granted/                                         Earliest
                                                    On   (lapsed)    Exercised           At  Exercise     exercise       Expiry
                                           appointment    in year      in year      30/9/01     price         date         date
-------------------------------------------------------------------------------------------------------------------------------
Options assumed by Galen upon purchase
  of Warner Chilcott (a)
R M Boissonneault                               18,750         --           --       18,750   $  1.60     29.09.00     31.10.06
                                                75,000         --           --       75,000   $ 32.00     29.09.00     31.10.06
                                                15,625         --           --       15,625   $ 15.63     29.09.00     24.01.08
                                                25,000         --           --       25,000   $ 13.00     29.09.00     11.02.09
                                                37,500         --           --       37,500   $ 11.30     29.09.00     14.08.09
T G Lynch                                        3,125     (3,125)          --           --
                                                 3,125     (3,125)          --           --
                                                 3,125     (3,125)          --           --
                                                 6,250         --       (6,250)          --
                                            ===================================================================================
2000 US option scheme (a)
R M Boissonneault                               62,500         --           --       62,500   $ 49.35          (b)     29.09.10
                                                    --     23,500           --       23,500   $ 46.75          (c)      4.12.10
                                            ===================================================================================

(a) over American Depositary Shares--four Ordinary Shares equal one American Depositary Share.
(b)   options vest monthly over an 18 month period beginning 29 September 2000.
(c)   options vest quarterly over four years beginning 1 October 2000.

      No other directors have been granted share options in the shares of the Company or other Group companies.

      The market price of the Company's shares on the London Stock Exchange at the end of the financial year was (pound)6.43 (2000: (pound)8.45) and the range of market prices during the year was between (pound)4.95 and (pound)9.77 (2000:
(pound)5.05 and (pound)8.45). The market price of the Company's American Depositary Shares on Nasdaq at the end of the financial year was $38.20 (2000:
$48.25) and the range of market prices during the year was between $28.15 and $57.69.

Directors' report for the year ended 30 September 2001

      There were no contracts of significance with the Company or any of its subsidiaries subsisting during, or at the end of the financial year, in which a director of the Company was materially interested.

Substantial shareholdings

As at 30 November 2001 the Company had received notification of the following interests that are beneficially owned of 3% or more in its Ordinary Shares:

                                                     Number of
                                                        shares              %
-----------------------------------------------------------------------------
A J McClay                                          32,516,601           17.2
J A King                                            14,475,306            7.6
Elan International Services Ltd                      7,119,200            3.8
                                                    =========================

      During the last fiscal year, Dr McClay sold 7,122,517 shares and Dr King sold 7,122,516 shares in connection with the Open and International Offers that were completed in July 2001. The Company is not directly or indirectly owned or controlled by another corporation or by a government or person. All shareholders have the same voting rights.

Share capital

Details of the movements in the Company's share capital during the year are given in note 21 to the financial statements.

      On 29 September 2000, the Company's American Depositary Shares ("ADS") were listed on Nasdaq and were available in the United States through an American Depositary Receipt programme established pursuant to separate Depositary Agreements entered into by the Company and The Bank of New York, as depositary. One ADS represents four Ordinary Shares. The total number of ADSs outstanding on 30 September 2001 was 5,356,687.

Corporate social responsibility policy

Galen is committed to the development, marketing and manufacturing of pharmaceutical products. We recognise that our business activities have an influence on the environmental and social spheres as well as the economic, and we accept that we have a duty to carry out these business activities in a socially responsible manner.

      Our current initiatives promote an effective socially responsible approach. The practices, set out below, establish how we will continue to fulfill our duty in the future. We will:

o meet or exceed legal requirements or regulations and we will aim to satisfy international agreements, where these are relevant to our business;

o create a culture where all our staff will be informed of their individual responsibility, and will be encouraged to consider social, environmental and ethical issues as an everyday part of their role;

o create a culture where social considerations are integrated into all activities across the business;

o conduct business as a responsible corporate member of society committed to continual improvement in all aspects of our performance;

o provide a safe and healthy work environment for all our employees, where we can work to eliminate all injuries and incidents;

o economise on the use of natural resources and work to minimise the impact on the environment;

o provide information on our policies and communicate openly with all interested parties;

o ensure managers shall have processes for consulting with employees on social responsibility matters in order to encourage their involvement and commitment and to provide them with information;

o select key suppliers after considering their approach to their social responsibilities, to ensure that competent partners are selected who comply with all appropriate legislation or regulations;

o ensure that no applicant or employee either directly or indirectly is subjected to unlawful discrimination or harassment on account of or based on their religious beliefs, political opinion, sex, disability, marital status, age, race, colour, national origin or veteran status; and that no applicant or employee is placed at a disadvantage by requirements or conditions which cannot be shown to be relevant to performance. Our policy is to give full and fair consideration to disabled workers for those vacancies that they are able to fill. All necessary assistance with initial training courses is given. Arrangements are made, whenever possible, for retraining employees who become disabled, to enable them to perform work identified as appropriate to their aptitudes and abilities.

Employee involvement

Group policy is to consult and discuss with employees those matters likely to affect employees' interests. Employee share schemes have been introduced as a means of further encouraging the involvement of employees in the Group's performance.

Political and charitable contributions

The Group made charitable donations amounting to (pound)27,019 (2000:
(pound)1,663) during the year. No donations for political purposes were made during the year.

Introduction of the euro

We are aware of the implications of the introduction of the euro for our information systems. It is not anticipated that significant expenditure will be incurred in relation to systems modifications.

Creditor payment policy

In general, the Group agrees payment terms with each supplier at the start of business with that supplier and seeks to abide by those terms whenever it is satisfied that the supplier has provided the goods or services in accordance with the agreed terms and conditions. It does not have a standard or code which deals specifically with the payment of suppliers.

      The Group's average creditor payment period at 30 September 2001 was 74 days (2000: 75 days).

Auditors

The auditors, PricewaterhouseCoopers, have indicated their willingness to continue in office, and a resolution concerning their re-appointment will be proposed at this year's Annual General Meeting.

Annual General Meeting

This year's Annual General Meeting of the Company will be held on 19 February 2002 at 10.00 a.m. at Malone House, Barnett Demesne, Belfast. At this meeting, the Company will seek the authority for the following:

(i) It is proposed that the authority granted at the Annual General Meeting held on 20 February 2001 be renewed at this year's Annual General Meeting, accordingly, a resolution will be proposed as an ordinary resolution to grant a new authority to allot unissued share capital up to an aggregate nominal amount of (pound)6,060,823. If given, this authority will expire on 19 February 2007. Other than in respect of the Company's obligations under its share schemes, the Directors have no present intention of issuing any of the authorised but unissued share capital of the Company.

(ii) Your Directors also require additional authority from shareholders to allot shares or grant rights over shares where they propose to do so for cash and otherwise than to existing shareholders pro rata to their holdings. It is proposed that the Authority granted at the last Annual General Meeting be renewed at this year's Annual General Meeting, accordingly, a resolution will be proposed as a special resolution to grant such authority. Apart from pre-emptive issues of equity securities, the authority will be limited to the issue of shares up to an aggregate nominal value of (pound)946,598. If given, this authority will expire on 19 February 2007.

(iii) Your Directors consider that there may be occasions when it would be desirable to reduce the issued ordinary share capital of the Company by purchases in the market and accordingly, a special resolution will be proposed at the Annual General Meeting as special business to authorise the Company to make purchases of up to a maximum in aggregate of 28,219,372 Ordinary Shares of 10p each in the capital or, if less, 14.9% of its issued ordinary share capital at the date of the Annual General Meeting. The Directors would only exercise the power to effect the purchase by the Company of its own shares at price levels and in circumstances which they consider to be in the interests of the shareholders, after taking into account the Group's overall financial position, and which, in particular would lead to a beneficial impact on the earnings per share of the Company. In any event, no purchase will be made which would effectively alter the control of the Company without the prior approval of the shareholders in general meeting.

(iv) Your Board is also proposing a further item of special business, namely the amendment of the provisions relating to the exercise of options on a change of control of the Company under the terms of the Company's Approved Executive Share Option Scheme (the "Approved Scheme"), the Unapproved Executive Share Option Scheme (the "Unapproved Scheme"), the Savings-Related Share Option Scheme (the "SAYE Scheme") and the 2000 US Option Scheme (the "US Scheme"), together (the "Schemes").

Directors' report for the year ended 30 September 2001

      The Board is proposing to amend the Schemes so that the vesting provisions on a change of control are consistent across the Schemes and operate in such a way that options shall be exercisable over shares in the Company following a change of control. The intention is that, in the event of a change of control of the Company, an optionholder will be entitled to exercise his options within six months of the change of control (subject to certain exceptions) and to the extent such options are not exercised or exchanged within the time period specified, they will lapse. These amendments will, subject to the agreement of the Board of the Inland Revenue, where applicable, apply to all future options under the Schemes. Following are details of the proposed amendments to the Schemes.

o     The Approved and Unapproved Schemes

      Under the rules of the Approved and Unapproved Schemes, rights to exercise options arise on a change of control of the Company. For these purposes, a change of control will occur as a result of one of the following: (i) a takeover offer whether by an acquiring company or by any person acting alone or in concert with others, where a general offer is made to either acquire the whole of the issued Ordinary Shares in the Company or to acquire all the shares in the Company of the same class as the scheme shares, or (ii) the serving of an Article 422 Notice on the Company by a person who has become bound or entitled to compulsorily acquire scheme shares on the terms of an offer contained therein, or (iii) where a person who already has control of the Company makes a general offer to acquire the remainder of the issued ordinary share capital which neither he nor those acting in concert with him do not already own.

            In the event of such a change of control, an optionholder will be entitled to exercise his options within six months of the change of control by takeover or until the end of the compulsory acquisition period if this occurs earlier. Alternatively, the acquiring company may allow an optionholder to exchange his options over shares in the Company for equivalent options over shares in that acquiring company within this same time period. In future, however, to the extent that such options are neither exercised nor exchanged within the relevant time period, they will lapse and cease to be of effect.

            In the case of the Approved Scheme only, such amendments require the approval of the Board of the Inland Revenue in order for the Approved Scheme to maintain its approved status.

o     The SAYE Scheme

      The amendment proposed is substantially the same as for the Approved and Unapproved Schemes. In future, to the extent that an option has not been exercised or exchanged within the relevant time period, such option shall lapse and cease to be of effect.

            As with the Approved Scheme, such amendment will be conditional upon the subsequent approval of the Board of the Inland Revenue.

o     The US Scheme

      The proposed amendment is similar to that for the Unapproved Scheme, a summary of which is set out above.

By order of the Board


Anthony D Bruno
Secretary
Craigavon
7 December 2001

Report of the remuneration committee

The Remuneration Committee was comprised of the following directors during the year:

D Gibbons (Chairman of the Committee)     Dr H A Ennis     Dr M G Carter

Role of the Committee

The primary function of the Committee is to determine remuneration and other terms of employment for the executive directors and senior employees, having regard to performance. The Committee has given full consideration to those principles and provisions of the Combined Code which relate to directors' remuneration.

      In setting remuneration policy the Committee considers a number of factors including:

(a) the basic salaries and benefits available to executive directors of comparable companies;

(b)   the need to attract and retain directors of an appropriate calibre;

(c) the need to ensure executive directors' commitment to the continued success of the Group by means of incentive schemes.

Remuneration policy for executive directors

Remuneration policy for executive directors is to:

(a) have regard to the directors' experience and the nature and complexity of their work in order to pay a competitive salary that attracts and retains management of the highest quality;

(b)   link individual remuneration packages to the Group's performance;

(c)   provide a competitive package of employment related benefits.

Salaries and benefits

The Remuneration Committee meets at least once a year in order to consider and set the annual salaries for executive directors, having regard to personal performance and independently compiled salary survey information.

Long-term benefits

The Committee considers that share ownership by directors and employees strengthens the link between their personal interests and those of shareholders. This is achieved through the operation of the following share schemes:

(i) The Galen Approved Executive Share Option Scheme and the Galen Unapproved Executive Share Option Scheme Options under these schemes are granted on the recommendation of the Remuneration Committee. Options may be granted over unissued shares or shares held in a trust. Options granted will be subject to such objective performance conditions as the Committee sees fit and which must be fulfilled before the options can be exercised.

(ii) The Galen Savings Related Share Option Scheme This scheme is open to all UK employees who have been with the Group for at least one year. The directors have discretion to include other employees. Options may be granted over unissued shares or shares held in a trust. All options must be linked to a contractual savings scheme with a savings institution nominated by the directors and approved by the Inland Revenue.

(iii) The Galen Inc Employee Stock Purchase Plan This Section 423 Plan is for the benefit of the employees of the US subsidiary, Galen Incorporated. Each eligible employee can elect that a specified portion of salary can be accumulated through payroll deductions and applied towards the purchase of Ordinary Shares.

(iv) The Galen 2000 US Option Scheme Under this scheme both incentive stock options and non-qualified stock options may be granted to eligible employees of the Group's US subsidiaries at the discretion of the Remuneration Committee.

Report of the remuneration committee

The Galen Employee Benefit Trust

The Employee Trust was established by the deed dated 10 June 1997 between Dr McClay and Galen Trustees Limited, and on 27 June 1997 Dr McClay gifted the equivalent of 5,000,262 Ordinary Shares to the Trust. Dr McClay cannot be a beneficiary of the Trust. Its purpose is to facilitate and encourage the ownership of shares by or for the benefit of eligible employees including directors. The Trustees may consider any recommendations made to them by the Remuneration Committee on behalf of the Board.

Remuneration of non-executive directors

The remuneration of non-executive directors is determined by the Board.

Directors' detailed emoluments

Details of individual directors' remuneration are set out in Note 11 to the Group financial statements.

Non-executive directorships

The Remuneration Committee believes that the Company can benefit from executive directors accepting appointments as non-executives and, as a consequence, allows them to hold limited appointments as non-executive directors. Any fees related to such employment may be retained by the director concerned at the discretion of the Remuneration Committee.

Pensions

Dr King, Mr Elliott and Mr Armstrong are currently members of defined contribution schemes operated by the Group. Mr Boissonneault participates in the Warner Chilcott 401(k) Savings Plan.

Contracts of service

All of the executive directors have contracts of service which can be terminated by either party with a notice period of twelve months, except in the case of Mr Boissonneault, whose employment agreement may be terminated by the Company at any time, subject to the payment of severance in an amount equal to eighteen months' base salary, and may be terminated by Mr Boissonneault upon twelve months' notice to the Company. The appointment terms of the non-executive directors are at the will of the parties, but are envisaged to last for three years, following which they are reviewed annually. The Committee will, where it considers it to be appropriate, apply the principle of mitigation to any compensation payable on the termination of service contracts.

On behalf of the Board

D Gibbons
Chairman, Remuneration Committee
7 December 2001

Statement on corporate governance

The Board of Directors believes that the business of the Group should be conducted according to the highest legal and ethical standards, and is committed to a system of sound corporate governance. The Board has applied all the Principles of Good Governance set out in the Combined Code and considers that all of the provisions of the Code of Best Practice have been complied with during the year except that the expansion of the Company's internal control review procedures to comply fully with the Turnbull guidance was not formally implemented until January 2001. A Group Internal Audit function was introduced during the year.

      The following paragraphs, together with the Report of the Remuneration Committee on pages 21 to 22, demonstrate how the principles of the Combined Code have been applied.

The Board

The Board currently comprises four executive directors and four non-executive directors. The Board meets regularly to review Group strategy and trading performance, assess the adequacy of funding and formulate policy on key issues. It has a schedule of matters reserved to it for decision. The Board is supplied with timely and relevant information to enable it to properly discharge its duties.

      Dr Ennis is the senior independent non-executive director.

Board committees

An Audit Committee and a Remuneration Committee have operated throughout the year. The Audit Committee at present consists of the Group's four independent non-executive directors: Dr Ennis, Mr Gibbons, Dr Carter and Mr Lynch. The Audit Committee, which is chaired by Dr Ennis, meets at least three times a year and assists the Board in ensuring that the Group's published financial statements give a true and fair view and in securing reliable internal financial information for decision making. It also reviews the suitability and effectiveness of the Group's internal controls.

      The Audit Committee reviews the findings of the external auditors and reviews key accounting policies and judgments. It is also responsible for the appointment of the Group Internal Auditor and recommends to the Board the appointment of the external auditors and the level of their audit and non-audit remuneration. The Audit Committee reviews the scope and results of each audit and its cost effectiveness. It also monitors the objectivity and independence of the auditors. The Committee monitors the nature and extent of non-audit services and seeks to maintain objectivity and value for money. The Committee has written terms of reference.

      The Remuneration Committee consists of three of the Group's independent non-executive directors and is chaired by Mr Gibbons. The Committee meets at least once a year. The report of the Remuneration Committee is set out on pages 21 to 22.

      The Board, as a whole, functions as a Nomination Committee under the chairmanship of Dr Ennis.

Internal controls

The Board is responsible for the Group's system of internal controls. It should be recognised that such a system can provide only reasonable and not absolute assurance against material misstatement or loss. The key features of the systems, which have been established, are set out below.

Control environment

The Group's control environment is the responsibility of its directors and managers at all levels. The Group's organisational structure has clear lines of responsibility, and operating and financial responsibility for subsidiary companies is delegated to subsidiary boards.

Information systems and financial reporting

The Group operates a comprehensive budgeting and reporting system that, as a matter of routine, compares actual out-turn to budget. Management accounts are compiled on a monthly basis, and variances from plan are investigated and revisions to forecasts made. Cash flow budgets and forecasts are prepared on a regular basis to ensure that the Group has adequate funds and resources for the foreseeable future. The Audit Committee reviews all financial statements to be published externally to ensure they provide a meaningful appraisal of the Group's performance and financial position.

Main control procedures

Divisional management establishes control procedures in response to any key risks identified and reports whether its key controls have functioned effectively. Standard financial control procedures operate throughout the Group to ensure the integrity of its financial statements, and the Board has established clearly defined procedures for the authorisation of capital expenditure.

Statement on corporate governance

Monitoring system used by the board

The Board reviews and approves budgets and monitors the Group's performance against those budgets monthly. Variances from the expected outcome are investigated and where lapses in internal control are detected, these are rectified. The Group's cash flow is also monitored monthly compared to forecast.

      The Board reviews the effectiveness of internal controls on an ongoing basis. The Group Internal Auditor examines the internal control systems within each operating unit and reports to the Audit Committee on a regular basis.

      During the year, the Board approved and actioned a process for identifying, evaluating and managing the significant risks that it faces. The process accords with the guidance on internal control issued by the Turnbull Committee in 1999.

      The key risks are identified and are considered by the Board on a regular basis. These discussions cover the nature of each risk, the potential impact of each risk on operations and the action taken to reduce/eliminate each risk. On an ongoing basis, key areas are discussed and a summary of findings is reported to the Board.

Shareholder relations

Regular contact is maintained with major institutional shareholders. All shareholders are welcome to attend the AGM and the Board encourages the participation of private investors.

Statement on going concern

After making appropriate enquiries, the directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the Group's financial statements.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs and of the profit or loss of the Group and the Company for that period. In preparing those financial statements, the directors are required to:

o     select suitable accounting policies and then apply them consistently;

o     make judgments and estimates that are reasonable and prudent;

o state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;

o prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group and the Company will continue in business.

      The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and the Company and to enable them to ensure that the financial statements comply with the Companies (Northern Ireland) Order 1986. They are also responsible for safeguarding the assets of the Group and the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

      The financial statements for the year ended 30 September 2001 are included in the Annual Report 2001, which is published by the Company in hard-copy printed form and on the Company's website on the internet. The Directors are responsible for the maintenance and integrity of the Annual Report on the website in accordance with UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

On behalf of the Board

Anthony D Bruno
Secretary
Craigavon
7 December 2001

Independent auditors' report to the members of Galen Holdings PLC

We have audited the financial statements which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses, and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable Northern Ireland law and United Kingdom accounting standards are set out in the statement of directors' responsibilities.

      Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

      We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Northern Ireland) Order 1986. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

      We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises the financial highlights, directors' report, the letter to shareholders, the report of the remuneration committee and the statements on corporate governance, going concern and directors' responsibilities.

      We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

      We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 30 September 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies (Northern Ireland) Order 1986.


PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Belfast
7 December 2001

Consolidated profit and loss account

                                                                                     2001         2000         1999
for the year ended 30 September 2001                                 Notes    (pound)'000  (pound)'000  (pound)'000
---------------------------------------------------------------------------------------------------------------------
Turnover                                                                 2        182,683       86,020       67,010
Cost of sales                                                                      64,187       44,222       32,558
                                                                                  ---------------------------------
Gross profit                                                                      118,496       41,798       34,452
                                                                                  ---------------------------------
Net operating expenses
Before exceptional items and amortisation of goodwill and intangibles              63,555       17,675       15,055
Exceptional items                                                        3             --        3,311           --
Goodwill and intangibles amortisation                                              24,602        2,068          707
                                                                                  ---------------------------------
Total net operating expenses                                             3         88,157       23,054       15,762
                                                                                  ---------------------------------
Operating profit
Before exceptional items and amortisation of goodwill and intangibles              54,941       24,123       19,397
Exceptional items                                                                      --       (3,311)          --
Goodwill and intangibles amortisation                                             (24,602)      (2,068)        (707)
                                                                                  ---------------------------------
Total operating profit                                                             30,339       18,744       18,690
Investment income                                                        4          4,455        2,089          925
                                                                                  ---------------------------------
Profit on ordinary activities before interest                                      34,794       20,833       19,615
Interest payable and similar charges                                     5         17,848        1,760        1,210
                                                                                  ---------------------------------
Profit on ordinary activities before taxation                            6         16,946       19,073       18,405
Tax on profit on ordinary activities                                     7          3,594        4,699        4,396
                                                                                  ---------------------------------
Profit on ordinary activities after taxation                                       13,352       14,374       14,009
Minority interests                                                       23           122           89           19
                                                                                  ---------------------------------
Profit for the financial year                                            8         13,230       14,285       13,990
Dividends                                                                9          4,413        3,036        1,915
                                                                                  ---------------------------------
Retained profit for the financial year                                   22         8,817       11,249       12,075
                                                                                  =================================
Earnings per share                                                       10          8.2p        11.8p        12.0p
Adjusted earnings per share                                              10         23.5p        15.5p        12.6p
Diluted earnings per share                                               10          8.1p        11.7p        12.0p
Adjusted diluted earnings per share                                      10         23.1p        15.4p        12.6p
                                                                                  =================================

      All amounts above relate to continuing operations of the Group.

      There is no difference between the profit on ordinary activities before taxation and the profit for the year stated above and their historical cost equivalents.

Reconciliation of movements in shareholders' funds

                                                                     2001           2000          1999
for the year ended 30 September 2001                          (pound)'000    (pound)'000   (pound)'000
--------------------------------------------------------------------------------------------------------
Opening shareholders' funds                                       410,546         68,122        56,215
Share issues including premium (net of costs)                     188,261        330,222            --
Profit for the financial year                                      13,230         14,285        13,990
Dividends                                                          (4,413)        (3,036)       (1,915)
Translation differences on foreign currency net investments          (506)           953          (168)
                                                                  ------------------------------------
Closing shareholders' funds                                       607,118        410,546        68,122
                                                                  ====================================

Consolidated statement of total recognised gains and losses

                                                                     2001           2000          1999
                                                              (pound)'000    (pound)'000   (pound)'000
--------------------------------------------------------------------------------------------------------
Profit for the financial year                                      13,230         14,285        13,990
Translation differences on foreign currency net investments          (506)           953          (168)
                                                                  ------------------------------------
Total recognised gains and losses relating to the year             12,724         15,238        13,822
                                                                  ====================================

Cumulative foreign currency translation differences

                                                                                           (pound)'000
--------------------------------------------------------------------------------------------------------
At 1 October 1997                                                                                   (3)
Difference arising in the year                                                                      17
                                                                                                  ----
At 1 October 1998                                                                                   14
Difference arising in the year                                                                    (168)
                                                                                                  ----
At 1 October 1999                                                                                 (154)
Difference arising in the year                                                                     953
                                                                                                  ----
At 1 October 2000                                                                                  799
Difference arising in the year                                                                    (506)
                                                                                                  ----
At 30 September 2001                                                                               293
                                                                                                  ====

Consolidated balance sheet

                                                                                             2001         2000
at 30 September 2001                                                   Notes          (pound)'000  (pound)'000
----------------------------------------------------------------------------------------------------------------
Fixed assets
Intangible assets                                                         12              510,742      456,102
Tangible assets                                                           13               89,180       79,388
                                                                                          --------------------
                                                                                          599,922      535,490
                                                                                          --------------------
Current assets
Stocks                                                                    15               16,563       14,207
Debtors                                                                   16               35,961       34,747
Cash at bank and in hand                                                                  222,002       77,660
                                                                                          --------------------
                                                                                          274,526      126,614
Creditors: amounts falling due within one year                            17               62,324       82,345
                                                                                          --------------------
Net current assets                                                                        212,202       44,269
                                                                                          --------------------
Total assets less current liabilities                                                     812,124      579,759
Creditors: amounts falling due after more than one year                   18              193,144      159,200
Provisions for liabilities and charges                                    19                5,884        3,223
Deferred income                                                           20                5,736        6,670
                                                                                          --------------------
Net assets                                                                                607,360      410,666
                                                                                          ====================
Capital and reserves
Called up share capital                                                   21               18,931       15,897
Share premium account                                                     22              240,258       55,031
Merger reserve                                                            22              290,685      290,685
Profit and loss account                                                   22               57,244       48,933
                                                                                          --------------------
Equity shareholders' funds                                                                607,118      410,546
Minority interests--equity                                                 23                 242          120
                                                                                          --------------------
                                                                                          607,360      410,666
                                                                                          ====================

The financial statements on pages 26 to 63 were approved by the board on 7 December 2001 and were signed on its behalf by:

R G Elliott
J A King
Directors

Company balance sheet

                                                                      2001          2000
at 30 September 2001                                Notes      (pound)'000   (pound)'000
-----------------------------------------------------------------------------------------
Fixed assets
Investments                                            14          308,996       308,996
                                                                   ---------------------
Current assets
Debtors                                                16           84,905        72,177
Cash at bank and in hand                                           169,342            --
                                                                   ---------------------
                                                                   254,247        72,177
Creditors: amounts falling due within one year         17            7,554        14,203
                                                                   ---------------------
Net current assets                                                 246,693        57,974
                                                                   ---------------------
Net assets                                                         555,689       366,970
                                                                   =====================
Capital and reserves
Called up share capital                                21           18,931        15,897
Share premium account                                  22          240,258        55,031
Merger reserve                                         22          290,685       290,685
Profit and loss account                                22            5,815         5,357
                                                                   =====================
Equity shareholders' funds                                         555,689       366,970
                                                                   =====================

The financial statements on pages 26 to 63 were approved by the board on 7 December 2001 and were signed on its behalf by:

R G Elliott
J A King
Directors

Consolidated cash flow statement

                                                                                        2001          2000          1999
for the year ended 30 September 2001                                      Notes  (pound)'000   (pound)'000   (pound)'000
--------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities before exceptional item            24       53,855        16,659        16,654
Exceptional abortive acquisition costs                                                    --            --        (2,692)
                                                                                    ------------------------------------
Net cash inflow from operating activities                                             53,855        16,659        13,962
                                                                                    ------------------------------------
Returns on investments and servicing of finance
Interest paid                                                                        (17,794)       (1,458)       (1,057)
Interest paid on hire purchase agreements                                                (54)          (43)          (26)
Interest received                                                                      4,455         1,642           724
                                                                                    ------------------------------------
                                                                                     (13,393)          141          (359)
                                                                                    ------------------------------------
Taxation
United Kingdom corporation tax paid                                                     (473)       (3,242)       (3,584)
                                                                                    ------------------------------------
Overseas tax paid                                                                       (642)           --            --
                                                                                    ------------------------------------
                                                                                      (1,115)       (3,242)       (3,584)
                                                                                    ------------------------------------
Capital expenditure
Purchase of tangible fixed assets                                                    (16,225)      (15,454)      (10,604)
Sale of tangible fixed assets                                                            250            33            15
Purchase of intangible fixed assets                                                  (70,211)       (1,984)         (100)
Government grants received                                                               454         1,695           566
                                                                                    ------------------------------------
                                                                                     (85,732)      (15,710)      (10,123)
                                                                                    ------------------------------------
Acquisitions
Purchase of subsidiary undertakings (including costs of acquisition and
   deferred consideration payments)                                                  (16,098)      (15,063)      (23,709)
Net funds/(borrowings) acquired with subsidiary undertakings                              --           474            (6)
                                                                                    ------------------------------------
                                                                                     (16,098)      (14,589)      (23,715)
                                                                                    ------------------------------------
Equity dividends paid                                                                 (3,464)       (2,278)       (1,648)
                                                                                    ------------------------------------
Net cash flow before management of liquid resources and financing                    (65,947)      (19,019)      (25,467)
                                                                                    ------------------------------------
Management of liquid resources
(Increase)/decrease in short-term deposits                                          (161,000)      (24,500)       11,500
                                                                                    ------------------------------------
Financing
Issue of ordinary share capital (net of expenses)                                    188,261        36,367            --
Loans notes repaid                                                                   (27,323)           --            --
Loans obtained net of repayments                                                      49,751        13,476        14,627
Principal repayment under hire purchase agreements                                      (400)         (329)         (207)
                                                                                    ------------------------------------
                                                                                     210,289        49,514        14,420
                                                                                    ------------------------------------
(Decrease)/increase in cash in the year                                      25      (16,658)        5,995           453
                                                                                    ====================================

Notes to the financial statements for the year ended 30 September 2001

1 Accounting policies

These financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards. The significant accounting policies adopted are set out below.

Implementation of FRS 18 'Accounting policies'

The Company has adopted FRS 18 in its accounts for the year ended 30 September 2001. Adoption of FRS 18 required a full review of all the Group's accounting policies and estimation techniques (the latter being the methods by which accounting policies are implemented). This review was conducted in accordance with FRS 18 which requires that, where a choice of treatment is available, the "most appropriate" accounting policies and estimation techniques shall be used. The four 'fundamental accounting concepts' of SSAP 2 (i.e., going concern, accruals, consistency and prudence) are replaced by a framework that requires accounting policies to be selected against the objectives of relevance, reliability, comparability and understandability. Implementation of FRS 18 has not resulted in changes to Company accounting policies or estimation techniques.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and each of its subsidiaries for the year ended 30 September 2001. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passes. Intra-Group transactions are eliminated fully on consolidation.

Goodwill

Goodwill arising on consolidation, representing the excess of the fair value of the purchase consideration over the fair value of the identifiable net assets acquired, is accounted for as an asset and amortised over its useful economic life. This has been assessed as 5 to 20 years in relation to goodwill arising on the individual acquisitions.

Turnover

Turnover represents the invoiced value of goods and services supplied by the Group exclusive of VAT, and is net of sales returns, trade discounts and rebates. Revenue is recognised upon shipment of products, which is when title to the product is transferred to the customer, or upon completion of services to the customer.

Stocks

Stock are valued at the lower of cost and net realisable value. Cost is determined on a first in, first out basis and includes transport and handling costs. In the case of manufactured products, costs includes all direct expenditure and overheads, based on the normal level of activity. Where necessary, provision is made for obsolete, slow moving and defective stocks.

Research and development

Expenditure on research and development is written off in the year in which it is incurred.

Intangible assets

Product licences and rights acquired are capitalised and amortised over their estimated useful economic lives, not exceeding 20 years.

Deferred taxation

Tax deferred or accelerated is accounted for in respect of all material timing differences to the extent that it is probable that a liability or asset will crystallise.

Notes to the financial statements for the year ended 30 September 2001

Pension costs

Retirement benefits are provided for employees by a defined contribution pension scheme whereby the assets of the scheme are held separately from those of the Group in an independently administered scheme. Contributions are charged against profits as they become due.

Revenue grants

Revenue grants relating to research and development expenditure are credited to profit and loss account as a reduction of net operating expenses in the period of receipt. Employment grants are similarly credited in the period in which the related expenditure is incurred.

Capital grants

Capital grants are treated as deferred income and then credited to revenue over the expected useful lives of the related assets.

Tangible fixed assets

The cost of tangible fixed assets is their purchase cost together with any incidental expenses of acquisition.

      No depreciation is charged on land. For all other tangible assets, depreciation is calculated on a straight line basis to write off the cost over their useful lives. The rates used are:

Buildings                       2%
Plant and machinery            10%
Motor vehicles                 25%
Fixtures and fittings      10%-20%

Hire purchase and finance leases

Assets acquired under hire purchase contracts and finance lease agreements are recorded in the balance sheet as tangible fixed assets and depreciated over the shorter of their estimated useful lives and hire term. Future instalments under such contracts, net of finance charges, are included within creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account as interest, and the capital element, which reduces the outstanding obligations for future instalments.

Operating leases

Costs in respect of operating leases are charged on a straight line basis over the lease term.

Financial instruments

The Group did not have derivative financial instruments at any time during the financial year; the disclosure is limited therefore to primary financial instruments.

Foreign currencies

Assets, liabilities, revenues and costs denominated in foreign currencies are recorded at the rate of exchange ruling at the date of the transactions and monetary assets and liabilities at the balance sheet date are translated at the year end rate of exchange. All exchange differences thus arising are reported as part of the results for the year. Differences on exchange arising from the retranslation of the opening net investment in subsidiary companies are taken to reserves.

2 Segmental analysis

Geographical analysis of the Group's turnover:

                                                                                2001           2000           1999
Sales by destination                                                     (pound)'000    (pound)'000    (pound)'000
--------------------------------------------------------------------------------------------------------------------
United Kingdom                                                                33,757         41,863         37,186
North America                                                                128,077         30,630         19,359
Rest of the World                                                             20,849         13,527         10,465
                                                                             -------------------------------------
                                                                             182,683         86,020         67,010
                                                                             =====================================

                                                                                2001           2000           1999
Sales by origin                                                          (pound)'000    (pound)'000    (pound)'000
--------------------------------------------------------------------------------------------------------------------
United Kingdom                                                                69,956         63,907         54,577
North America                                                                110,230         21,130         11,548
Rest of the World                                                              2,497            983            885
                                                                             -------------------------------------
                                                                             182,683         86,020         67,010
                                                                             =====================================

Geographical analysis of profit before taxation, by territory of origin:

                                                                                2001           2000           1999
                                                                         (pound)'000    (pound)'000    (pound)'000
--------------------------------------------------------------------------------------------------------------------
United Kingdom                                                                 7,197         16,291         17,461
North America                                                                 21,965          4,541          2,154
Rest of the World                                                              5,632              1             --
                                                                             -------------------------------------
Profit before interest                                                        34,794         20,833         19,615
Interest payable                                                             (17,848)        (1,760)        (1,210)
                                                                             -------------------------------------
Profit before taxation                                                        16,946         19,073         18,405
                                                                             =====================================

Geographical analysis of net assets:

                                                                                               2001           2000
                                                                                        (pound)'000    (pound)'000
--------------------------------------------------------------------------------------------------------------------
United Kingdom                                                                              357,136        168,070
North America                                                                               245,003        242,595
Rest of the World                                                                             5,221              1
                                                                                            ----------------------
Net operating assets                                                                        607,360        410,666
                                                                                            ======================

Geographical analysis of total assets:

                                                                                               2001           2000
                                                                                        (pound)'000    (pound)'000
--------------------------------------------------------------------------------------------------------------------
United Kingdom                                                                              529,564        373,744
North America                                                                               264,474        287,719
Rest of the World                                                                            80,410            641
                                                                                            ----------------------
Total assets                                                                                874,448        662,104
                                                                                            ======================

Notes to the financial statements for the year ended 30 September 2001

      For internal financial reporting purposes, operating results are analysed into two segments, Pharmaceutical Products and Pharmaceutical Services. Pharmaceutical Products comprise the prescription and sterile products businesses respectively. Pharmaceutical Services comprise the clinical trial services and chemical synthesis services businesses. Details of the businesses are summarised as follows:

Pharmaceutical Products

The Pharmaceutical Products business develops, manufactures, supplies and markets prescription medicines to healthcare professionals in several key therapy areas. It also manufactures and supplies intravenous and other sterile solutions, primarily for human use. Research and development is focused on the development of proprietary drug delivery applications and technologies for international exploitation.

Pharmaceutical Services

Clinical Trial Services designs, manufactures and compiles patient packs for use in clinical trials, which are then distributed worldwide from its facilities in Craigavon and Pennsylvania. Interactive Clinical Technologies Inc. (ICTI) provides interactive voice response systems for clinical trial management from its bases in Lambertville (New Jersey), San Francisco and Maidenhead (United Kingdom).

      Chemical Synthesis Services includes SynGal, which operates a chemical synthesis service to pilot plant scale for the pharmaceutical and related chemicals industry, and QuChem Limited which offers a complementary service by providing laboratory scale research.

Analysis of the Group's turnover by class of business:

                                          2001            2000             1999
                                   (pound)'000     (pound)'000      (pound)'000
---------------------------------------------------------------------------------
Pharmaceutical products                127,413          44,397           38,616
Pharmaceutical services                 55,270          41,623           28,394
                                       ----------------------------------------
                                       182,683          86,020           67,010
                                       ========================================

Analysis of the Group's profit before taxation by class of business:

                                Pharmaceutical  Pharmaceutical
                                      Products        Services            Total
Year to 30 September 2001          (pound)'000     (pound)'000      (pound)'000
---------------------------------------------------------------------------------
Turnover                               127,413          55,270          182,683
Cost of sales                          (31,844)        (32,343)         (64,187)
                                       ----------------------------------------
Gross profit                            95,569          22,927          118,496
Net operating expenses                 (75,155)        (13,002)         (88,157)
                                       ----------------------------------------
Operating profit                        20,414           9,925           30,339
Investment income                                                         4,455
                                                                        -------
Profit before interest                                                   34,794
Interest payable                                                        (17,848)
                                                                        -------
Profit before taxation                                                   16,946
                                                                        =======

                                                                      Pharmaceutical   Pharmaceutical
                                                                            Products         Services          Total
Year to 30 September 2000                                                (pound)'000      (pound)'000    (pound)'000
---------------------------------------------------------------------------------------------------------------------
Turnover                                                                      44,397           41,623         86,020
Cost of sales                                                                (23,592)         (20,630)       (44,222)
                                                                             ---------------------------------------
Gross profit                                                                  20,805           20,993         41,798
Net operating expenses                                                       (14,638)          (8,416)       (23,054)
                                                                             ---------------------------------------
Operating profit                                                               6,167           12,577         18,744
Investment income                                                                                              2,089
                                                                                                             -------
Profit before interest                                                                                        20,833
                                                                                                             -------
Interest payable                                                                                              (1,760)
                                                                                                             -------
Profit before taxation                                                                                        19,073
                                                                                                             =======

Exceptional items totalling (pound)3,311,000 in 2000 are included under net operating expenses in the Pharmaceutical Products column.

                                                                      Pharmaceutical   Pharmaceutical
                                                                            Products         Services          Total
Year to 30 September 1999                                                (pound)'000      (pound)'000    (pound)'000
---------------------------------------------------------------------------------------------------------------------
Turnover                                                                      38,616           28,394         67,010
Cost of sales                                                                (18,744)         (13,814)       (32,558)
                                                                             ---------------------------------------
Gross profit                                                                  19,872           14,580         34,452
Net operating expenses                                                        (9,509)          (6,253)       (15,762)
                                                                             ---------------------------------------
Operating profit                                                              10,363            8,327         18,690
Investment income                                                                                                925
                                                                                                             -------
Profit before interest                                                                                        19,615
Interest payable                                                                                              (1,210)
                                                                                                             -------
Profit before taxation                                                                                        18,405
                                                                                                             =======

Analysis of the Group's net assets by class of business:

                                                                                                 2001           2000
                                                                                          (pound)'000    (pound)'000
---------------------------------------------------------------------------------------------------------------------
Pharmaceutical products                                                                       579,759        388,870
Pharmaceutical services                                                                        27,601         21,796
                                                                                              ----------------------
                                                                                              607,360        410,666
                                                                                              ======================

Analysis of the Group's total assets by class of business:

                                                                                                 2001           2000
                                                                                          (pound)'000    (pound)'000
---------------------------------------------------------------------------------------------------------------------
Pharmaceutical products                                                                       782,977        577,488
Pharmaceutical services                                                                        91,471         84,616
                                                                                              ----------------------
                                                                                              874,448        662,104
                                                                                              ======================

Notes to the financial statements for the year ended 30 September 2001

Reliance on major customers (10% or more of revenue)

In the years ended 30 September 2001 and 30 September 2000, no single customer exceeded 10% of consolidated revenue. One customer exceeded 10% of consolidated revenue in the year ended 30 September 1999 (11.3%). Amounts outstanding from the major customer at 30 September 1999 totalled (pound)2,915,000.

Reliance on major products

Sales of the pharmaceutical products Ovcon(R) and Estrace(R) Cream in the year ended 30 September 2001 represented 14.7% and 11.1% of consolidated turnover respectively. These products were acquired on the purchase of Warner Chilcott on 29 September 2000. In the year ended 30 September 2000, the single pharmaceutical product Kapake(R) represented 11.7% of consolidated turnover (1999: 12.3%).

3 Net operating expenses

                                                                                                   2001          2000          1999
                                                                                            (pound)'000   (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Distribution costs                                                                               36,771         8,009         6,766
                                                                                                 ----------------------------------

Administrative expenses before exceptional items and goodwill and intangibles amortisation       26,986        10,758         9,580
Exceptional administrative expenses:
   Group integration costs                                                                           --         3,311            --
Goodwill and intangibles amortisation                                                            24,602         2,068           707
                                                                                                 ----------------------------------
Total administrative expenses                                                                    51,588        16,137        10,287
                                                                                                 ----------------------------------
Other operating income                                                                             (202)       (1,092)       (1,291)
                                                                                                 ----------------------------------
Net operating expenses                                                                           88,157        23,054        15,762
                                                                                                 ==================================

4 Investment income

                                                                                                   2001          2000          1999
                                                                                            (pound)'000   (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Interest on bank deposits                                                                         4,455         2,089           925
                                                                                                 ==================================

5 Interest payable and similar charges

                                                                                                   2001          2000          1999
                                                                                            (pound)'000   (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
On bank loans and overdrafts                                                                     17,794         1,717         1,184
On hire purchase agreements                                                                          54            43            26
                                                                                                 ----------------------------------
                                                                                                 17,848         1,760         1,210
                                                                                                 ==================================

6 Profit on ordinary activities before taxation

                                                                                2001          2000         1999
                                                                         (pound)'000   (pound)'000  (pound)'000
----------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation is stated after charging:
Staff costs (note 11)                                                         48,726        24,600       18,406
Amortisation
   Goodwill                                                                   16,216         1,999          671
   Intangibles                                                                 8,386            69           36
Depreciation of tangible fixed assets
   Owned assets                                                                5,970         4,214        2,940
   Under hire purchase contracts                                                 166           138           86
Research and development expenditure                                           9,245         8,029        3,978
Auditors' remuneration
   Audit services                                                                140            98           37
   Non-audit services                                                            149            54           58
Hire of plant and machinery--operating leases                                    479           422          359
Other operating lease rentals                                                    230           181          237
                                                                              =================================
And after crediting:
Amortisation of government capital grants                                      1,388         1,295          987
Revenue grants                                                                   202         1,092        1,291
                                                                              =================================

      Auditors' remuneration for non-audit services in 2001 relates to quarterly accounts reviews, taxation services and grants audits. The 2000 and 1999 amounts related to taxation services and grants audits; the 1999 amount also included (pound)12,000 in relation to consultancy. The auditors also received remuneration during 2001 for acquisition and share issue related services totalling (pound)412,000 (2000: (pound)499,000, 1999: (pound)18,000), which is not charged to profit and loss account.

7 Tax on profit on ordinary activities

                                                                                2001          2000         1999
                                                                         (pound)'000   (pound)'000  (pound)'000
----------------------------------------------------------------------------------------------------------------
Taxation on the profit for the year
UK corporation tax at 30% (2000: 30%, 1999: 30.5%)
   Current                                                                       650         3,912        4,396
   Deferred                                                                    1,598            20           --
Overseas tax
   Current                                                                     1,043           715           --
   Deferred                                                                      187           235           --
Adjustment to previous years
   Current                                                                      (772)       (3,151)          --
   Deferred                                                                      888         2,968           --
                                                                              ---------------------------------
                                                                               3,594         4,699        4,396
                                                                              =================================

      The adjustment to previous years' tax liabilities in 2000 related to claims for additional tax reliefs relating to earlier years.

Notes to the financial statements for the year ended 30 September 2001

Tax reconciliation to the UK statutory tax rate

The table below reconciles the UK statutory rate tax charge to the Group's tax on profit on ordinary activities:

                                                                                            2001          2000          1999
                                                                                     (pound)'000   (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation                                             16,946        19,073        18,405
                                                                                          ----------------------------------
Tax charge at the UK statutory rate of 30% for 2001 (2000: 30%, 1999: 30.5%)               5,084         5,721         5,613
Timing differences not recognised on the excess of tax allowances over depreciation          275          (598)       (1,496)
Losses not previously recognised and share option deductions in USA                       (4,716)           --            --
Non-taxable grant transfers                                                                 (416)         (389)         (301)
Amortisation of goodwill and intangible fixed assets not allowable                         4,733           326           183
Net effect of lower rates and eligible costs in overseas tax jurisdictions                (1,353)           --            --
Other                                                                                        (13)         (361)          397
                                                                                          ----------------------------------
Tax on profit on ordinary activities                                                       3,594         4,699         4,396
                                                                                          ==================================

8 Profit for the financial year

As permitted by The Companies (Northern Ireland) Order 1986 the parent company's profit and loss account has not been included in these financial statements. The parent company's profit for the financial year was (pound)4,988,192
(2000: (pound)4,061,000, 1999: (pound)2,130,000).

9 Dividends

                                                                                            2001          2000          1999
                                                                                     (pound)'000   (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------
Interim paid of 0.83p per share (2000: 0.69p, 1999: 0.55p)                                 1,351           878           667
Final proposed of 1.66p per share (2000: 1.38p, 1999: 1.10p)                               3,143         2,194         1,334
Adjustment to previous period                                                                 36            66            --
                                                                                          ----------------------------------
Total ordinary dividends on equity shares                                                  4,530         3,138         2,001
Less amount relating to shares held by Galen Employee Benefit Trust                          117           102            86
                                                                                          ----------------------------------
                                                                                           4,413         3,036         1,915
                                                                                          ==================================

10 Earnings per share

Earnings per ordinary share is based on profit for the financial year of (pound)13,230,000 (2000: (pound)14,285,000, 1999: (pound)13,990,000) and on
161,354,740 ordinary shares (2000: 121,444,370, 1999: 116,329,438), the weighted average number of ordinary shares in issue during the year excluding those held in the employee share trust which are treated as cancelled.

      FRS 14 "Earnings per share" recognises that there may be instances where a company would wish to disclose additional EPS calculated on other levels of earnings. Two common instances where such additional figures are shown are where earnings have been materially affected by exceptional items or by items of a capital nature (including goodwill amortisation). The FRS permits inclusion of such additional EPS but requires that the calculation uses the weighted average number of ordinary shares as determined for the basic calculation. The FRS also requires that the additional EPS is reconciled to the basic EPS required by the Standard and that the reasons for calculating the additional EPS are explained.

Adjusted earnings per share figures reflecting the results before the impact of exceptional items and goodwill and intangibles amortisation have been calculated in addition to the earnings per share required by FRS 14, since in the opinion of the directors this will allow the shareholders to gain a clearer understanding of underlying trading performance of the Group.

                                                          2001               2000               1999
                                                         Pence              Pence              Pence
                                                     per share          per share          per share
-------------------------------------------------------------------------------------------------------
Earnings per ordinary share                                8.2               11.8               12.0
Adjustment in relation to exceptional items                 --                2.0                 --
Goodwill and intangibles amortisation                     15.3                1.7                0.6
                                                      ----------------------------------------------
Adjusted earnings per share                               23.5               15.5               12.6
                                                      ==============================================

Diluted earnings per share is calculated on the profit for the financial year and on an adjusted number of shares reflecting the number of dilutive shares under option.

                                                      Earnings             Number                EPS
2001                                               (pound)'000          of shares              Pence
-------------------------------------------------------------------------------------------------------
Basic EPS                                               13,230        161,354,740                8.2
Effect of dilutive securities--options                                  2,805,536
                                                      ----------------------------------------------
Diluted EPS                                             13,230        164,160,276                8.1
                                                      ==============================================

                                                      Earnings             Number                EPS
2000                                               (pound)'000          of shares              Pence
-------------------------------------------------------------------------------------------------------
Basic EPS                                               14,285        121,444,370               11.8
Effect of dilutive securities--options                                    481,481
                                                      ----------------------------------------------
Diluted EPS                                             14,285        121,925,851               11.7
                                                      ==============================================

                                                      Earnings             Number                EPS
1999                                               (pound)'000          of shares              Pence
-------------------------------------------------------------------------------------------------------
Basic EPS                                               13,990        116,329,438               12.0
Effect of dilutive securities--options                                     60,171
                                                      ----------------------------------------------
Diluted EPS                                             13,990        116,389,609               12.0
                                                      ==============================================

Adjusted diluted earnings per share adjusts diluted earnings per share to reflect the impact of exceptional items and amortisation of goodwill and intangibles.

                                                          2001               2000               1999
                                                         Pence              Pence              Pence
                                                     per share          per share          per share
-------------------------------------------------------------------------------------------------------
Diluted EPS                                                8.1               11.7                12.0
Adjustment in relation to exceptional items                 --                2.0                  --
Goodwill and intangibles amortisation                     15.0                1.7                 0.6
                                                      -----------------------------------------------
Adjusted diluted earnings per share                       23.1               15.4                12.6
                                                      ===============================================

Notes to the financial statements for the year ended 30 September 2001

11 Employee information and directors' emoluments

                                                                                        2001          2000          1999
Staff costs                                                                      (pound)'000   (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------
Wages and salaries                                                                    43,274        22,011        16,550
Social security costs                                                                  4,794         1,970         1,483
Other pension costs                                                                      658           619           373
                                                                                      ----------------------------------
                                                                                      48,726        24,600        18,406
                                                                                      ==================================

The average monthly number of persons employed by the group
(including executive directors) during the year was:                                  Number        Number        Number
------------------------------------------------------------------------------------------------------------------------
Administration staff                                                                     191           151           133
Other staff                                                                            1,501         1,049           896
                                                                                      ----------------------------------
                                                                                       1,692         1,200         1,029
                                                                                      ==================================

                                                                                        2001          2000          1999
Directors' emoluments (total salary and benefits)                                (pound)'000   (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------
Aggregate emoluments                                                                   1,437           559           655
                                                                                      ----------------------------------
Gains made on the exercise of share options                                               79            --            --
Compensation for loss of office                                                           62            --            --
Company pension contributions to defined contribution (money purchase) schemes           129           140            59
                                                                                      ==================================

      Retirement benefits are accruing to three directors (2000: three, 1999: three) under the Group's defined contribution schemes.

                                                                                        2001          2000          1999
Highest paid director                                                            (pound)'000   (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------
Aggregate emoluments                                                                     431           180           226
Company pension contributions to defined contribution schemes                             --            50            25
                                                                                      ==================================

      Details of individual directors' emoluments for the year ended 30 September 2001 are as follows:

                                                                                                  2001           2000
                                                                                                 Total          Total
                                                Compensation                                (including     (including           2000
                                                    for loss                    Pension        pension        pension        Pension
                           Salary        Bonus     of office    Benefits  contributions  contributions) contributions) contributions
Executive directors   (pound)'000  (pound)'000   (pound)'000 (pound)'000    (pound)'000    (pound)'000    (pound)'000    (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
R Boissonneault               248          183            --          --             --            431             --             --
A J McClay                     --           --            --          --             --             --             31             --
J A King                      132           --            --          --             50            182            230             50
R G Elliott                   237           32            --           5             50            324            207             80
A D Armstrong                 161           24            --           7             29            221            156             10
P Herendeen                   111          197            62          --             --            370             --             --
                            --------------------------------------------------------------------------------------------------------
Total                         889          436            62          12            129          1,528            624            140
                            ========================================================================================================

                                                                    Fees            Fees            Fees
                                                                    2001            2000            1999
Non-executive directors                                      (pound)'000     (pound)'000     (pound)'000
--------------------------------------------------------------------------------------------------------
H A Ennis                                                             25              25              20
A J McClay                                                            25              --              --
D Gibbons                                                             25              25              20
M G Carter                                                            25              25              20
T G Lynch                                                             --              --              --
                                                                    ------------------------------------
                                                                     100              75              60
                                                                    ====================================

      Mr Lynch has waived his fees during the year and an equivalent amount has been donated to charity.

Gains made by directors on share options

The table below shows gains made by Mr Lynch from the exercise of share options during 2001. The gains are calculated as at the exercise date, although the shares may have been retained.

                                                                          ADS           ADS
                                      Options          Date of         option        market         Gain
                                    exercised         exercise          price         price  (pound)'000
--------------------------------------------------------------------------------------------------------
Total gains on share options            6,250         27.06.01         $32.00        $49.86           79
                                      ------------------------------------------------------------------

Former director

Mr Herendeen resigned as a director on 7 March 2001. Under a separation agreement, (1) all of Mr Herendeen's options and warrants became vested and fully exercisable on 31 March 2001 and will continue to be exercisable until as late as 30 June 2003, and (2) Galen has paid Mr Herendeen the retention bonus of $324,000 to which he was entitled under the terms of his employment contract entered into on 4 May 2000 and his separation agreement. Galen also agreed to grant Mr Herendeen options under the 2000 US Option Scheme to purchase 10,000 ADSs at a market price determined on 30 March 2001; these are not subject to any vesting requirements and will expire on 30 June 2003. Galen also entered into a consulting agreement with Mr Herendeen under which he will provide certain services until 31 December 2001 for fees totalling $350,000. In addition Mr Herendeen received an additional payment of $200,000 based upon achievement of certain performance criteria.

Remuneration committee

The report of the Remuneration Committee is set out on pages 21 and 22.

Notes to the financial statements for the year ended 30 September 2001

12 Intangible fixed assets

                                                       Product
                                                      licences
                                     Goodwill       and rights            Total
                                  (pound)'000      (pound)'000      (pound)'000
--------------------------------------------------------------------------------
Cost
At 1 October 1999                      35,543              590           36,133
Currency adjustment                     2,270               --            2,270
Acquisitions                          281,995          136,625          418,620
Additions                                  75            1,909            1,984
                                      -----------------------------------------
At 1 October 2000                     319,883          139,124          459,007
Currency adjustment                      (222)            (536)            (758)
Additions                               1,675           78,088           79,763
Disposals                                  --             (327)            (327)
                                      -----------------------------------------
At 30 September 2001                  321,336          216,349          537,685
                                      -----------------------------------------
Aggregate amortisation
At 1 October 1999                         671              125              796
Currency adjustment                        41               --               41
Charge for the year                     1,999               69            2,068
                                      -----------------------------------------
At 1 October 2000                       2,711              194            2,905
Currency adjustment                       (50)            (187)            (237)
Charge for the year                    16,216            8,386           24,602
Disposal                                   --             (327)            (327)
                                      -----------------------------------------
At 30 September 2001                   18,877            8,066           26,943
                                      -----------------------------------------
Net book value
At 30 September 2001                  302,459          208,283          510,742
                                      =========================================
At 30 September 2000                  317,172          138,930          456,102
                                      =========================================
At 30 September 1999                   34,872              465           35,337
                                      =========================================

      Reflected in additions in the year is the acquisition by Galen Chemicals Limited of the Estrace(R) tablets product from Bristol-Myers Squibb Company for $95 million. A returns provision of $11.1 million has been established in relation to product returns from pre-acquisition sales for which Galen Chemicals Limited has accepted responsibility.

13 Tangible fixed assets

                             Land and       Plant and    Fixtures and        Motor
                            buildings       machinery        fittings     vehicles            Total
                          (pound)'000     (pound)'000     (pound)'000  (pound)'000      (pound)'000
----------------------------------------------------------------------------------------------------
Cost
At 1 October 1999              41,940          25,171           9,025          383           76,519
Currency adjustment               949             390             374           16            1,729
Acquisitions                       --             201             907           --            1,108
Additions                       6,942           6,833           1,877          216           15,868
Disposals                          --              --             (42)         (82)            (124)
                             ----------------------------------------------------------------------
At 1 October 2000              49,831          32,595          12,141          533           95,100
Currency adjustment               (24)            (22)            (20)          (1)             (67)
Additions                       6,791           6,082           3,162          190           16,225
Disposals                        (220)            (49)            (29)         (41)            (339)
                             ----------------------------------------------------------------------
At 30 September 2001           56,378          38,606          15,254          681          110,919
                             ----------------------------------------------------------------------
Depreciation
At 1 October 1999               1,396           7,173           2,530          247           11,346
Currency adjustment                24              29              54            7              114
Charge for the year               661           2,142           1,451           98            4,352
Eliminated on disposal             --              --             (39)         (61)            (100)
                             ----------------------------------------------------------------------
At 1 October 2000               2,081           9,344           3,996          291           15,712
Currency adjustment                (5)            (14)            (25)          (2)             (46)
Charge for the year               913           3,118           1,979          126            6,136
Eliminated on disposal             --              (9)            (29)         (25)             (63)
                             ----------------------------------------------------------------------
At 30 September 2001            2,989          12,439           5,921          390           21,739
                             ----------------------------------------------------------------------
Net book value
At 30 September 2001           53,389          26,167           9,333          291           89,180
                             ======================================================================
At 30 September 2000           47,750          23,251           8,145          242           79,388
                             ======================================================================
At 30 September 1999           40,544          17,998           6,495          136           65,173
                             ======================================================================

The net book value of tangible fixed assets includes an amount of (pound)1,431,795 (2000: (pound)1,097,460, 1999: (pound)663,114) in respect of assets held under hire purchase agreements.

      The net book value of land and buildings comprises:

                                                                              2001             2000
                                                                       (pound)'000      (pound)'000
----------------------------------------------------------------------------------------------------
Freehold property                                                           26,921           24,582
Long leasehold property                                                     26,468           23,168
                                                                            -----------------------
                                                                            53,389           47,750
                                                                            =======================

Notes to the financial statements for the year ended 30 September 2001

14 Fixed asset investments

                                                                                                               Interest in
                                                                                                                     group
                                                                                                              undertakings
Company                                                                                                        (pound)'000
--------------------------------------------------------------------------------------------------------------------------
Cost or valuation
At 1 October 2000 and 30 September 2001                                                                            308,996
                                                                                                                 ---------
Amounts written off
At 1 October 2000 and 30 September 2001                                                                                 --
                                                                                                                 ---------
Net book value
At 30 September 2000 and 30 September 2001                                                                         308,996
                                                                                                                 =========

      Subsidiary undertakings whose results or financial position, in the opinion of the directors, principally affected the figures of the Group are as follows:

                                                                                                      Proportion of issued
                                                                                                         shares held by
Subsidiary                                 Country of incorporation               Class of share         Group     Company
--------------------------------------------------------------------------------------------------------------------------
Galen Limited                                      Northern Ireland      Ordinary (pound)1 shares         100%          --
Quchem Limited                                     Northern Ireland      Ordinary (pound)1 shares          76%          --
Galen Chemicals Limited                         Republic of Ireland   Ordinary IR (pound)1 shares         100%          --
Galen Incorporated                         United States of America               Common $1 stock           --        100%
Interactive Clinical Technologies Inc.     United States of America               Common $1 stock         100%          --
Warner Chilcott Inc                        United States of America               Common $1 stock           --        100%
                                           ===============================================================================

      The nature of the above subsidiaries' businesses is detailed in the Letter to Shareholders.

15 Stocks

                                                                           Group         Group       Company       Company
                                                                            2001          2000          2001          2000
                                                                     (pound)'000   (pound)'000   (pound)'000   (pound)'000
--------------------------------------------------------------------------------------------------------------------------
Raw materials and consumables                                              9,105         8,204            --            --
Finished goods and goods for resale                                        7,458         6,003            --            --
                                                                          ------------------------------------------------
                                                                          16,563        14,207            --            --
                                                                          ================================================

      There is no material difference between the replacement cost of stocks and their balance sheet values.

16 Debtors

                                                       Group           Group         Company         Company
                                                        2001            2000            2001            2000
                                                 (pound)'000     (pound)'000     (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------------
Amounts falling due after more than one year:
Amounts owed by subsidiary undertakings                   --              --          84,369          71,910
                                                      ------------------------------------------------------
Amounts falling due within one year:
Trade debtors                                         32,327          30,957              --              --
Less amounts provided for doubtful debts              (1,655)           (297)             --              --
                                                      ------------------------------------------------------
                                                      30,672          30,660              --              --
Other debtors                                          1,588           1,542              --              --
Prepayments and accrued income                         3,701           2,545             536              --
Amounts owed by subsidiary undertakings                   --              --              --             267
                                                      ------------------------------------------------------
                                                      35,961          34,747             536             267
                                                      ------------------------------------------------------
Total debtors                                         35,961          34,747          84,905          72,177
                                                      ======================================================

                                                                        2001            2000            1999
Provision for doubtful debts--Group                              (pound)'000     (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------------
At the beginning of the year                                             297             287             365
Profit and loss account charge/(credit)                                1,164              12              (5)
Amounts utilised and other movements                                     194              (2)            (73)
                                                                       -------------------------------------
At the end of the year                                                 1,655             297             287
                                                                       =====================================

17 Creditors: amounts falling due within one year

                                                       Group           Group         Company         Company
                                                        2001            2000            2001            2000
                                                 (pound)'000     (pound)'000     (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------------
Bank loans and overdrafts (note 18)                   12,049           4,402              --           3,043
Loan notes                                                --          27,808              --              --
Obligations under hire purchase agreements               366             359              --              --
Trade creditors                                       13,036           9,091              --              --
Corporation tax                                        2,075           2,437              63              70
Other taxation and social security                       514           1,229              --              --
Other creditors                                        8,145           1,024             144              --
Accruals and deferred income                          15,566          29,019           4,204           8,896
Proposed dividend                                      3,143           2,194           3,143           2,194
Deferred acquisition consideration                     7,430           4,782              --              --
                                                      ------------------------------------------------------
                                                      62,324          82,345           7,554          14,203
                                                      ======================================================

Notes to the financial statements for the year ended 30 September 2001

18 Creditors: amounts falling due after more than one year

                                                                           Group          Group      Company      Company
                                                                            2001           2000         2001         2000
                                                                     (pound)'000    (pound)'000  (pound)'000  (pound)'000
-------------------------------------------------------------------------------------------------------------------------
Bank loans                                                                79,187         37,083           --           --
Loan notes                                                               112,198        112,931           --           --
Obligations under hire purchase agreements                                   397            304           --           --
Contingent acquisition consideration                                       1,362          8,882           --           --
                                                                         ------------------------------------------------
                                                                         193,144        159,200           --           --
                                                                         ================================================

                                                                           Group          Group      Company      Company
                                                                            2001           2000         2001         2000
Bank loans                                                           (pound)'000    (pound)'000  (pound)'000  (pound)'000
-------------------------------------------------------------------------------------------------------------------------
Repayable as follows:
In one year or less                                                       12,049          4,402           --        3,043
Between one and two years                                                 58,971          4,288           --           --
Between two and five years                                                14,429          9,029           --           --
In five years or more                                                      5,787         23,766           --           --
                                                                         ------------------------------------------------
                                                                          91,236         41,485           --        3,043
                                                                         ================================================

      Circular and cross guarantees and indemnities are in place in relation to certain Group banking facilities.

      The terms of bank loans which are partly repayable in more than five years are (i) a 9.06% fixed rate loan repayable over ten years by equal quarterly instalments and (ii) a LIBOR plus 0.75% variable rate loan repayable over seven years by equal quarterly instalments.

      $200m of 12 5/8% Warner Chilcott Inc senior loan notes, repayable in 2008, were issued by that subsidiary in February 2000 at a discount to yield 13%. Interest is payable semi-annually. The acquisition of Warner Chilcott Inc gave the note holders the right to require it to repurchase the notes at 101% of the principal amount, by giving notice to the Company by 1 December 2000. On that date, repayment was requested in relation to $40.3 million principal amount of the loan notes and last year this amount was therefore classified as amounts falling due within one year last year. The remaining loan notes are redeemable at the Company's option on or after February 2004 at redemption prices that decrease annually from 106.3125% to 100% of their principal value.

                                                                             Group        Group      Company      Company
                                                                              2001         2000         2001         2000
Hire purchase agreements                                               (pound)'000  (pound)'000  (pound)'000  (pound)'000
-------------------------------------------------------------------------------------------------------------------------
The net hire purchase obligations to which the group is committed are:
In one year or less                                                            392          405           --           --
Between one and two years                                                      267          231           --           --
Between two and three years                                                    141          103           --           --
Between three and four years                                                     2            6           --           --
Between four and five years                                                     --            2           --           --
Less interest element                                                          (39)         (84)          --           --
                                                                         ------------------------------------------------
                                                                               763          663           --           --
                                                                         ================================================

Financial instruments

The Group's financial instruments comprise borrowings, its cash and liquid resources, and other current assets and liabilities that arise directly from its operations. The Group has not entered into derivative arrangements during the year as interest rate and currency risks arising from the Group's operations and its sources of finance to date have not been significant.

Group policy

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Board reviews and agrees policies for managing each of these risks on an ongoing basis, taking account of the impact of the acquisitions during the year, and they are summarised below.

Interest rate risk

The Group finances its operations through a mixture of retained profits and bank borrowings, and borrows in the desired currencies at both fixed and floating rates of interest. At the year end, 56% (2000: 77%) of its borrowings were at fixed rates, and on this basis, there has not been a need to use interest rate swaps or other derivative instruments to manage the risk.

Liquidity risk

As regards liquidity, the Group's policy is to maintain an appropriate spread of maturity to ensure continuity of funding. At 30 September 2001, 65% (2000: 80%) of its borrowings were due to mature in more than 2 years, and 58% (2000: 75%) in more than five years. Short-term flexibility is achieved by the availability of overdraft facilities.

Foreign currency risk

The Group's overseas subsidiaries operate in the USA and their revenues and expenses are denominated in US dollars. To date no financial instruments have been used to hedge the net investment against movements in the exchange rates. This exposure will continue to be monitored with the expansion of the scale of the Group's overseas operations. Substantially all sales of the UK businesses are denominated in sterling.

Interest rate risk profile of financial assets and financial liabilities

Short-term debtors and creditors have been excluded from each of the following disclosures.

Financial assets

The Group's financial assets, other than short-term debtors, consist of sterling cash deposits and cash at bank. At 30 September 2001, sterling and US dollar cash deposits amounted to (pound)220,000,000 (2000: (pound)72,000,000). These comprise deposits placed on money markets at three month rolling rates. Cash held in bank current accounts which at the year end amounted to (pound)2,002,000 (2000: (pound)5,660,000) is held in sterling and US dollars.

Financial liabilities

The interest rate profile of the Group's financial liabilities at 30 September 2001 was:

                                                                            Financial
                                     Floating rate      Fixed rate        liabilities
                                         financial       financial        on which no
                              Total    liabilities     liabilities   interest is paid
                        (pound)'000    (pound)'000     (pound)'000        (pound)'000
-------------------------------------------------------------------------------------
Currency
Sterling                      8,200          6,825           1,375                 --
US dollar                   204,789         83,773         112,223              8,793
                            ---------------------------------------------------------
Total                       212,989         90,598         113,598              8,793
                            =========================================================

Notes to the financial statements for the year ended 30 September 2001

The interest rate profile of the Group's financial liabilities at 30 September 2000 was:

                                                                                                                          Financial
                                                                                   Floating rate      Fixed rate        liabilities
                                                                                       financial       financial        on which no
                                                                            Total    liabilities     liabilities   interest is paid
                                                                      (pound)'000    (pound)'000     (pound)'000        (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Currency
Sterling                                                                   11,062         10,299             763                 --
US dollar                                                                 185,489         31,086         140,739             13,664
                                                                          ---------------------------------------------------------
Total                                                                     196,551         41,385         141,502             13,664
                                                                          =========================================================

                                                              Fixed rate financial liabilities--  Financial liabilities on which no
                        Fixed rate financial liabilities--           weighted average period for         interest is paid--weighted
                            weighted average interest rate                   which rate is fixed      average period until maturity
                              2001                    2000                  2001            2000            2001               2000
                                 %                       %                 Years           Years           Years              Years
-----------------------------------------------------------------------------------------------------------------------------------
Currency
Sterling                     9                       9                        10              10              --                 --
US dollar                   12 5/8                  12 5/8                     8               8               1                  1
                        ===========================================================================================================

      The floating rate financial liabilities comprise sterling denominated bank borrowings and overdrafts that bear interest at rates based on LIBOR and US dollar denominated bank borrowings that bear interest at rates based on LIBOR.

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities, other than short-term creditors and accruals, at 30 September 2001, was as follows:

                                                                                              Finance          Other
                                                                     Loan                 leases/hire      financial
                                                                    notes     Bank debt      purchase    liabilities          Total
                                                              (pound)'000   (pound)'000   (pound)'000    (pound)'000    (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
In one year or less, or on demand                                      --        12,049           366          7,430         19,845
In more than one year but not more than two years                      --        58,971           255          1,362         60,588
In more than two years but not more than five years                    --        14,429           142             --         14,571
In more than five years                                           112,198         5,787            --             --        117,985
                                                                  -----------------------------------------------------------------
                                                                  112,198        91,236           763          8,792        212,989
                                                                  =================================================================

The maturity profile of the Group's financial liabilities, other than short-term creditors and accruals, at 30 September 2000, was as follows:

                                                                                              Finance          Other
                                                                     Loan                 leases/hire      financial
                                                                    notes     Bank debt      purchase    liabilities          Total
                                                              (pound)'000   (pound)'000   (pound)'000    (pound)'000    (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
In one year or less, or on demand                                  27,808         4,402           359          4,782         37,351
In more than one year but not more than two years                      --         4,288           205          8,199         12,692
In more than two years but not more than five years                    --         9,029            99            683          9,811
In more than five years                                           112,931        23,766            --             --        136,697
                                                                  -----------------------------------------------------------------
                                                                  140,739        41,485           663         13,664        196,551
                                                                  =================================================================

Other financial liabilities relate to deferred and contingent consideration in relation to acquisitions.

Bank and loan note debt maturities at 30 September 2001 were as follows:

                             Unsecured     Unsecured      Unsecured      Unsecured
                              sterling     US dollar       sterling      US dollar
                             bank debt     bank debt      bank debt     loan notes
                             (variable     (variable         (fixed         (fixed
                                  rate)         rate)          rate)          rate)         Total
                           (pound)'000   (pound)'000    (pound)'000    (pound)'000    (pound)'000
-------------------------------------------------------------------------------------------------
Due within one year              2,686         9,224            139             --         12,049
From one to two years            2,311        56,509            151             --         58,971
From two to three years          1,728         5,447            165             --          7,340
From three to four years           100         5,447            181             --          5,728
From four to five years             --         1,361             --             --          1,361
After five years                    --         5,787             --        112,198        117,985
                               ------------------------------------------------------------------
                                 6,825        83,775            636        112,198        203,434
                               ==================================================================

      Bank and loan note debt maturities at 30 September 2000 were as follows:

                             Unsecured     Unsecured      Unsecured      Unsecured
                              sterling     US dollar       sterling      US dollar
                             bank debt     bank debt      bank debt     loan notes
                             (variable     (variable         (fixed         (fixed
                                  rate)         rate)          rate)          rate)         Total
                           (pound)'000   (pound)'000    (pound)'000    (pound)'000    (pound)'000
-------------------------------------------------------------------------------------------------
Due within one year              2,811         1,464            127         27,808         32,210
From one to two years            2,686         1,464            138             --          4,288
From two to three years          2,311         1,464            151             --          3,926
From three to four years         1,728         1,464            166             --          3,358
From four to five years            100         1,464            181             --          1,745
After five years                    --        23,766             --        112,931        136,697
                               ------------------------------------------------------------------
                                 9,636        31,086            763        140,739        182,224
                               ==================================================================

Borrowing facilities

The Group has undrawn committed borrowing facilities. The facilities available, but undrawn, at 30 September 2001 in respect of which all conditions precedent had been met were as follows:

                                                                              2001           2000
                                                                       (pound)'000    (pound)'000
-------------------------------------------------------------------------------------------------
Expiring in one year or less                                                 1,668         29,648
                                                                             ====================

Notes to the financial statements for the year ended 30 September 2001

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities as at 30 September 2001. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and exclude accrued interest. The fair values shown below have been assessed by calculating discounted cash flows that would arise if the commitments at 30 September 2001 had been entered into at market rates at that time.

                                                 Book value     Book value     Fair value     Fair value
                                                       2001           2000           2001           2000
                                                (pound)'000    (pound)'000    (pound)'000    (pound)'000
--------------------------------------------------------------------------------------------------------
Primary financial instruments held or issued
to finance the group's operations
Short-term borrowings                                12,415         32,569         12,415         32,569
Long-term borrowings                                191,782        150,318        201,797        152,073
Other financial liabilities                           8,793         13,664          8,715         13,000
Financial assets                                    222,002         77,660        222,002         77,660
                                                  ======================================================

Currency exposures

The tables below show the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account of the group companies and the Group.

                                               Net foreign currency monetary assets/(liabilities)
                                                 US dollar         EU currencies                  Total
2000                                                (pound)               (pound)                (pound)
--------------------------------------------------------------------------------------------------------
Functional currency of group operation:
Sterling                                        68,233,405              (464,793)            67,768,612
US dollar                                               --               636,351                636,351
                                                --------------------------------------------------------
Total                                           68,233,405               171,558             68,404,963
                                                ========================================================

                                               Net foreign currency monetary assets/(liabilities)
                                                 US dollar         EU currencies                  Total
2000                                                (pound)               (pound)                (pound)
--------------------------------------------------------------------------------------------------------
Functional currency of group operation:
Sterling                                          (177,242)             (296,156)              (473,398)
US dollar                                               --                48,716                 48,716
                                                --------------------------------------------------------
Total                                             (177,242)             (247,440)              (424,682)
                                                ========================================================

19 Deferred taxation

                                                                                            (pound)'000
                                                                                            -----------
At 1 October 2000                                                                                 3,223
Currency adjustment                                                                                 (12)
Profit and loss account                                                                           2,673
                                                                                                  -----
At 30 September 2001                                                                              5,884
                                                                                                  =====

Deferred taxation provided in the financial statements, and the amount unprovided of the total potential liability, are as follows:

                                                   Provisions      Provisions          Amount          Amount
                                                         made            made      unprovided      unprovided
                                                         2001            2000            2001            2000
Group                                             (pound)'000     (pound)'000     (pound)'000     (pound)'000
--------------------------------------------------------------------------------------------------------------
Excess of tax allowances over depreciation              6,700           3,223           5,075           5,929
Short-term timing differences                            (602)             --              --              (8)
Other                                                    (214)             --             (67)            (67)
Deferred tax asset not recognised in respect of
  tax losses in an overseas subsidiary                     --              --         (17,586)        (14,825)
                                                      --------------------------------------------------------
                                                        5,884           3,223         (12,578)         (8,971)
                                                      ========================================================

      The parent company has no potential deferred tax liability.

20 Deferred income

                                                                                                  (pound)'000
--------------------------------------------------------------------------------------------------------------
Government grants
At 1 October 1999                                                                                       6,270
Receivable in the year                                                                                  1,695
Released to profit and loss account                                                                    (1,295)
                                                                                                       -------
At 1 October 2000                                                                                       6,670
Receivable in the year                                                                                    454
Released to profit and loss account                                                                    (1,388)
                                                                                                       -------
At 30 September 2001                                                                                    5,736
                                                                                                       =======

21 Called up share capital

                                                                                         2001            2000
                                                                                  (pound)'000     (pound)'000
--------------------------------------------------------------------------------------------------------------
Authorised
250,000,000 (2000: 250,000,000) ordinary shares of 10p each                            25,000          25,000
                                                                                       ----------------------
Allotted and fully paid
189,311,298 (2000: 158,965,206) ordinary shares of 10p each                            18,931          15,897
                                                                                       ======================

      In July 2001, the Company raised (pound)200 million by Open and International Offers. 26,490,011 ordinary shares were issued at (pound)7.55 per share. Issue costs amounted to (pound)16.0 million. Other share issues in the year (3,856,081 shares) were as a result of the exercise of share options.

Notes to the financial statements for the year ended 30 September 2001

22 Share premium account and reserves

                                                        Share
                                                      premium           Merger      Profit and
                                                      account          reserve    loss account
Group                                             (pound)'000      (pound)'000     (pound)'000
----------------------------------------------------------------------------------------------
At 1 October 1998                                      19,264               --          24,824
Retained profit for the year                               --               --          12,075
Exchange differences arising on consolidation              --               --            (168)
                                                      ----------------------------------------
At 1 October 1999                                      19,264               --          36,731
Arising on share issues                                36,300          297,966              --
Issue costs                                              (533)          (7,281)             --
Retained profit for the year                               --               --          11,249
Exchange differences arising on consolidation              --               --             953
                                                      ----------------------------------------
At 1 October 2000                                      55,031          290,685          48,933
Arising on share issues                               201,270               --              --
Issue costs                                           (16,043)              --              --
Retained profit for the year                               --               --           8,817
Exchange differences arising on consolidation              --               --            (506)
                                                      ----------------------------------------
At 30 September 2001                                  240,258          290,685          57,244
                                                      ========================================

                                                        Share
                                                      premium           Merger      Profit and
                                                      account          reserve    loss account
Company                                           (pound)'000      (pound)'000     (pound)'000
----------------------------------------------------------------------------------------------
At 1 October 2000                                      55,031          290,685           5,357
Arising on share issue                                201,270               --              --
Issue costs                                           (16,043)              --              --
Profit for the year                                        --               --             458
                                                      ----------------------------------------
At 30 September 2001                                  240,258          290,685           5,815
                                                      ========================================

      Of the movement on the share premium account, (pound)197,350,000 relates to the premium on shares issued under the International and Open Offers made in July 2001. The share issue costs shown above relate to those Offers. The balance of the movement on share premium account, (pound)3,920,000, relates to shares issued on exercise of options during the year.

Share option schemes

The following share option schemes were established in 1996:

      The Galen Approved Executive Share Option Scheme

      The Galen Unapproved Executive Share Option Scheme

      The Galen Savings Related Share Option Scheme

      The Galen Inc Employee Stock Purchase Plan was established in 1998, and The Galen 2000 US Option Scheme was established in 2000.

      A summary of the main terms of the schemes is set out below.

The Galen Approved Executive Share Option Scheme and the Galen Unapproved Executive Share Scheme ("the Executive Schemes")

These are discretionary share schemes, one of which has been approved by the Inland Revenue. The terms of these schemes are similar unless indicated to the contrary. Both schemes provided for options to be granted over unissued shares or shares held in a trust. Options are granted at the discretion of the Remuneration Committee of the Company to any full time employee of any Group company.

      The granting of options is subject to performance conditions being fulfilled before the option can be exercised. Options may be exercised between the third and tenth anniversaries of their date of grant provided that the performance conditions have been fulfilled. The exercise price is not less than the higher of the nominal value of the share and the middle market quotation for the last dealing day before the date of grant.

      The number of options which may be issued is subject to overall scheme limits and individual limits. No further options may be granted if, as a result:

(i) the aggregate number of shares issued, or remaining issuable, under any of the Company's schemes in the previous 10 years would exceed 10% of the Company's issued share capital on the day preceding the proposed grant date; or

(ii) the aggregate number of shares issued, or remaining issuable, under any of the Company's schemes (other than a savings-related scheme) in the previous 10 years would exceed 5% of the Company's issued share capital on the day preceding the proposed grant date; or

(iii) the aggregate number of shares issued, or remaining issuable, under any of the Company's schemes in the previous 3 years would exceed 3% of the Company's issued share capital at that time; or

(iv) the aggregate number of shares issued, or remaining issuable, under any of the Company's schemes during the previous 4 years (other than a savings related scheme) adopted by the Company at the annual general meeting would exceed 2.5 % of the Company's issued share capital on the day preceding the proposed grant date.

      No further options may be granted to an individual if as a result (i) the aggregate market value of shares issued to him under any Company scheme (other than the Savings Related Scheme and the Section 423 Plan) during the previous 10 years would exceed 4 times his annual earnings, or, (ii) in the case of the Approved Scheme, the aggregate market value of shares issued to him under the scheme would exceed (pound)30,000.

The Galen Savings Related Share Option Scheme (the SAYE Scheme)

The SAYE Scheme permits the grant of options over unissued shares or shares held in a trust. All eligible employees are invited to apply for options and it is a condition of application that employees enter into a savings contract with an approved savings institution. The number of shares over which an option can be granted will be determined by the level of contribution which an employee commits to under the savings contract. Any employee of a Group company with more than 1 year continuous employment is eligible to participate. The exercise price is not less than the higher of the nominal value of the share and 80% of the average middle market quotation for the 5 dealing days prior to the date of invitation to apply for options, and for purchase options is not less than 80% of the average middle market quotation for the 5 dealing days prior to the date of invitation. An option may be exercised three or five years after the date of grant depending on the type of savings contract taken out.

      No further options may be granted if, as a result:

(i) the aggregate number of shares issued, or remaining issuable, pursuant to options granted under the scheme and any other of the Company's schemes and shares issued under any of the Company employees' share schemes in the previous 10 years would exceed 10% of the Company's issued share capital; or

(ii) the aggregate number of shares issued, or remaining issuable, pursuant to options granted in the previous 5 years under the scheme and any other share options schemes established by the Company and shares issued under any of the Company's employees' schemes in the previous 5 years would exceed 5% of the Company's issued share capital.

Notes to the financial statements for the year ended 30 September 2001

The Galen Inc Employee Stock Purchase Plan (Section 423 Plan)

This plan, which is for the benefit of the employees of Galen Incorporated and its subsidiaries, qualifies as an "employee stock purchase plan" under Section 423 of the US Internal Revenue Code of 1986. Each eligible employee (with more than one year's service) may elect that a specified portion of his or her salary be accumulated through payroll deductions for a period not exceeding 27 weeks and applied towards the purchase of ordinary shares. The number of shares subject to the Section 423 Plan is limited to 1% of the Company's issued share capital on admission to the London Stock Exchange. On the final day of any period during which savings may be accumulated ("the final date"), the options will be exercised automatically with the accumulated savings being applied to acquire shares under option. The exercise price will be 85% of the mid market closing price of an ordinary share at the date of grant or the final date, which ever is the lesser. No further options may be granted if the aggregate number of shares issued under any of the Company's schemes in the previous 10 years would exceed 10% of issued share capital. No employee may be granted an option which would permit the value of his options under the Section 423 Plan to exceed $25,000 for each calendar year. In addition, no employee will be eligible to participate if immediately after the date of grant he would own 5% or more of the voting power or value of all shares of the Company.

The Galen 2000 US Option Scheme ("the US Share Scheme")

Pursuant to the terms of the US Share Scheme, both incentive stock options and non-qualified stock options may be granted to any eligible employee of or consultant to the Company's US subsidiaries.

      Options may be granted at the discretion of the Remuneration Committee to any officer or employee of any US subsidiary of Galen. On any date, no option may be granted under the US Share Scheme if, as a result, any of the following limits would be exceeded:

(i) the aggregate number of ordinary shares issued, or remaining issuable, during the previous 10 years under the Executive Schemes, the SAYE Scheme and all other employees' share schemes, established by the Company would exceed 10% of the issued ordinary share capital of the Company on the day preceding that date;

(ii) the aggregate number of ordinary shares issued, or remaining issuable, during the previous 10 years under the Executive Schemes and all other employees' share option schemes (other than savings-related share option schemes and the Section 423 Plan) established by the Company would exceed 5% of the issued ordinary share capital of the Company on the day preceding that date;

(iii) the aggregate number of ordinary shares issued, or remaining issuable, in the previous three years under the Executive Schemes, the SAYE Scheme and all other employees' share schemes established by the Company would exceed 3% of the issued ordinary share capital of the Company on the day preceding that date;

(iv) the aggregate number of ordinary shares issued, or remaining issuable, under the schemes referred to in sub-paragraph (ii) above during the four years commencing on 9 October 1996 on which the Executive Schemes were adopted by the Company would exceed 2.5% of the issued ordinary share capital of the Company on the day preceding that date.

      The maximum number of ordinary Shares which may be granted in ADS form as incentive stock options under the US Share Scheme is 6,363,332 Ordinary Shares.

      There are no limits on the maximum number of ADSs which may be the subject of an option granted under the US Share Scheme to an eligible employee. The exercise price of an option shall not be less than 100% of the fair market value of an ADS on the date the option is granted. The period during which options may become exercisable shall be set by the Remuneration Committee. All options shall cease to be exercisable on the tenth anniversary of the date of grant. Options will become exercisable on death and termination of employment.

      Details of option/warrants movements during the year are set out below (in terms of Ordinary Shares unless otherwise noted):

                                                              Options
                                                   At        granted/                At
                                            1 October      (exercised)     30 September         Exercise    Exercise
                                                 2000         in year              2001            price      period
--------------------------------------------------------------------------------------------------------------------
Unapproved scheme                              25,003         (10,000)           15,003     (pound)3.60    2001-2008
                                              106,333              --           106,333     (pound)3.925   2001-2008
                                              167,312              --           167,312     (pound)4.475   2002-2009
                                              177,404              --           177,404     (pound)5.05    2002-2009
                                                   --         440,387           440,387     (pound)8.225   2003-2010
                                            ------------------------------------------------------------------------
Approved scheme                                74,997              --            74,997     (pound)3.60    2001-2008
                                               14,583              --            14,583     (pound)3.925   2001-2008
                                               13,406              --            13,406     (pound)4.475   2002-2009
                                               24,741              --            24,741     (pound)5.05    2002-2009
                                                   --          86,613            86,613     (pound)8.225   2003-2010
                                            ------------------------------------------------------------------------

      The following options were outstanding under the Galen Savings Related Share Option Scheme at 30 September 2001.

                                                                                                            Earliest
                                                                                                Exercise    exercise
Number of options                                                                                  price        date
--------------------------------------------------------------------------------------------------------------------
109,468                                                                                      (pound)3.38        2002
161,695                                                                                      (pound)2.56        2003
 75,503                                                                                      (pound)5.10        2003
 59,097                                                                                      (pound)3.38        2004
135,963                                                                                      (pound)6.80        2004
 40,358                                                                                      (pound)5.10        2005
 33,880                                                                                      (pound)6.80        2006
                                                                                             =======================

      Galen options/warrants outstanding in substitution for options/warrants previously issued by Warner Chilcott and options granted under the Galen 2000 US Options Scheme are as follows:

                                                                                           Exercise Price per ADS

                                                                     ADSs Subject                          Weighted
                                                                        to option           Range           average
--------------------------------------------------------------------------------------------------------------------
Balance at 1 October 2000                                                 2,732,135      $ 1.60-$49.35        $25.11
Granted                                                                     406,863      $38.20-$47.10        $45.33
Exercised                                                                (1,542,640)     $ 9.60-$49.35        $23.39
Lapsed                                                                      (18,052)     $10.80-$49.35        $30.07
                                                                         -------------------------------------------
Balance at 30 September 2001                                              1,578,306      $ 1.60-$49.35        $32.06
                                                                         -------------------------------------------
Exercisable at 30 September 2001                                          1,197,504      $ 1.60-$49.35        $28.22
                                                                         -------------------------------------------

Notes to the financial statements for the year ended 30 September 2001

The following option and warrant data at 30 September 2001 is grouped by exercise price range:

                                                                                         Range of exercise price
                                                                            $1.60 to     $16.00 to     $30.00 to
                                                                              $15.99        $29.99        $49.40         Total
-------------------------------------------------------------------------------------------------------------------------------
Number of ADSs subject to options/warrants                                   440,688       171,737       965,881     1,578,306
Weighted average exercise price                                               $13.57        $26.00        $41.57        $32.06
Weighted average remaining contractual life (years)                              4.9           4.8           7.5           6.5
Number of exercisable options/warrants                                       440,688       171,737       585,079     1,197,504
Weighted average exercise price for exercisable options and warrants          $13.57        $26.00        $39.90        $28.22
                                                                            ===================================================

The Galen Employee Benefit Trust

The Galen Holdings PLC Employee Benefit Trust was established in June 1997. The trustee is Galen Trustees Limited, a subsidiary of Galen Holdings PLC. It is a discretionary trust for the benefit of employees and former employees of the Group, including directors, and may be used inter alia, to meet obligations under the Executive Share Option Schemes, the Savings Related Share Option Scheme, or any other share scheme established by any Group company. Dividends have not been waived by the Trust. Dividend income is included in the Group's profit and loss account by way of reduction of the total dividend charge. Dr McClay, who cannot be a beneficiary of the Trust, gifted 5,000,262 ordinary shares to the Trust on its establishment. At the year end, the 4,709,353 (2000:
4,917,744) shares held by the Trust were valued at (pound)30,257,593
(2000: (pound)41,554,936). Other income and costs of the Trust are incorporated into the financial statements where applicable. Cash held by the Trust totalled (pound)875,172 and (pound)215,754 at 30 September 2001 and 2000, respectively.

23 Minority interests

                                                                                                                   (pound)'000
-------------------------------------------------------------------------------------------------------------------------------
At 1 October 1999                                                                                                           31
Profit and loss account                                                                                                     89
                                                                                                                          -----
At 1 October 2000                                                                                                          120
Profit and loss account                                                                                                    122
                                                                                                                          -----
At 30 September 2001                                                                                                       242
                                                                                                                          =====

24 Reconciliation of operating profit to net cash inflow from operating activities

                                                                                              2001          2000          1999
                                                                                       (pound)'000   (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                            30,339        18,744        18,690
Depreciation of tangible fixed assets                                                        6,136         4,352         3,026
Amortisation of intangible fixed assets                                                     24,602         2,068           707
Capital grants release                                                                      (1,388)       (1,295)         (987)
Loss/(profit) on sale of tangible fixed assets                                                  25            (9)            3
Increase in stocks                                                                          (2,356)       (1,562)       (3,714)
Increase in debtors                                                                         (1,214)       (5,644)       (1,879)
(Decrease)/increase in creditors                                                              (822)          (99)        1,050
Exchange difference                                                                         (1,467)          104          (242)
                                                                                           ------------------------------------
Net cash inflow from operating activities                                                   53,855        16,659        16,654
                                                                                           ====================================

25 Reconciliation of net cash flow to movement in net funds/(debt)

                                                                                 2001             2000            1999
                                                                          (pound)'000      (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash in the year                                       (16,658)           5,995             453
Cash outflow/(inflow) from movement in liquid resources                       161,000           24,500         (11,500)
Cash inflow from increase in debt and hire purchase financing                 (22,028)         (13,147)        (14,420)
                                                                             ------------------------------------------
Change in net funds resulting from cash flows                                 122,314           17,348         (25,467)
Exchange movement                                                               1,218           (1,406)           (311)
New hire purchase agreements                                                     (500)            (522)            (80)
Loan notes assumed on acquisition                                                  --         (140,739)             --
Hire purchase obligations assumed on acquisition                                   --              (52)            (49)
Short-term deposits assumed on acquisition                                         --           42,000              --
                                                                             ------------------------------------------
Movement in net funds in the year                                             123,032          (83,371)        (25,907)
Net (debt)/funds at beginning of year                                        (105,227)         (21,856)          4,051
                                                                             ------------------------------------------
Net funds/(debt) at end of year                                                17,805         (105,227)        (21,856)
                                                                             ==========================================

                                                 Bank                     Loans         Loans         Hire   Loan notes
                                 Cash at        over-       Liquid    less than  greater than     purchase    less than
                                    bank       drafts    resources     one year      one year  obligations     one year
Analysis of net funds/(debt) (pound)'000  (pound)'000  (pound)'000  (pound)'000   (pound)'000  (pound)'000  (pound)'000
------------------------------------------------------------------------------------------------------------------------
At 1 October 1998                     --         (788)      17,000       (1,559)      (10,114)        (488)          --
Cash flow                            851         (398)     (11,500)      (5,885)       (8,742)         207           --
Exchange movement                     --           --           --          (33)         (278)          --           --
Acquisitions                          --           --           --           --            --          (49)          --
Other non-cash movement               --           --           --           --            --          (80)          --
                               -----------------------------------------------------------------------------------------
At 1 October 1999                    851       (1,186)       5,500       (7,477)      (19,134)        (410)          --
Cash flow                          4,809        1,186       24,500        3,275       (16,751)         329           --
Exchange movement                     --           --           --         (200)       (1,198)          (8)          --
Acquisitions                          --           --       42,000           --            --          (52)     (27,808)
Other non-cash movement               --           --           --           --            --         (522)          --
                               -----------------------------------------------------------------------------------------
At 1 October 2000                  5,600           --       72,000       (4,402)      (37,083)        (663)     (27,808)
Cash flow                        (16,658)          --      161,000       (7,647)      (42,104)         400       27,323
Transfers                         13,000           --      (13,000)          --            --           --           --
Exchange movement                     --           --           --           --            --           --          485
Other non-cash movements              --           --           --           --            --         (500)          --
                               -----------------------------------------------------------------------------------------
At 30 September 2001               2,002           --      220,000      (12,049)      (79,187)        (763)          --
                               =========================================================================================

                                                                                                Loan notes          Net
                                                                                              greater than       funds/
                                                                                                  one year        (debt)
Analysis of net funds/(debt)                                                                   (pound)'000  (pound)'000
------------------------------------------------------------------------------------------------------------------------
At 1 October 1998                                                                                       --        4,051
Cash flow                                                                                               --      (25,467)
Exchange movement                                                                                       --         (311)
Acquisitions                                                                                            --          (49)
Other non-cash movement                                                                                 --          (80)
                                                                                                 -----------------------
At 1 October 1999                                                                                       --      (21,856)
Cash flow                                                                                               --       17,348
Exchange movement                                                                                       --       (1,406)
Acquisitions                                                                                      (112,931)     (98,791)
Other non-cash movement                                                                                 --         (522)
                                                                                                 -----------------------
At 1 October 2000                                                                                 (112,931)    (105,227)
Cash flow                                                                                               --      122,314
Transfers                                                                                               --           --
Exchange movement                                                                                      733        1,218
Other non-cash movements                                                                                --         (500)
                                                                                                 -----------------------
At 30 September 2001                                                                              (112,198)      17,805
                                                                                                 =======================

Liquid resources comprise short-term deposits with banks which mature within 12 months of the date of inception.

Other non-cash movements relate to new hire purchase agreements incepted.

Notes to the financial statements for the year ended 30 September 2001

26 Adjustments to provisional fair values

In the September 2000 financial statements, provisional fair values were attributed to the assets and liabilities of Warner Chilcott acquired on 29 September 2000. An adjustment has been made to the preliminary purchase price allocation in relation to the provision for product returns from sales of Ovcon3 despatched in the period immediately prior to Warner Chilcott's acquisition of that product in February 2000.

                                                                                 Provisional                        Amended
                                                                                  fair value                     fair value
                                                                                        2000      Adjustment           2001
Warner Chilcott                                                                  (pound)'000     (pound)'000    (pound)'000
---------------------------------------------------------------------------------------------------------------------------
Creditors                                                                             18,944           1,675         20,619
                                                                                    =======================================

Goodwill on acquisition of Warner Chilcott, amounting to (pound)272.4m in the 2000 financial statements, has been increased by the amount of the above adjustment.

27 Capital commitments

                                                                          Group         Group       Company        Company
                                                                           2001          2000          2001           2000
                                                                    (pound)'000   (pound)'000   (pound)'000    (pound)'000
---------------------------------------------------------------------------------------------------------------------------
Capital expenditure that has been contracted for but has not been
  provided for in the financial statements                                1,597         5,320            --             --
                                                                        ---------------------------------------------------

28 Financial commitments

At 30 September 2001, the Group had annual commitments under non-cancellable operating leases as follows:

                                                                       Land and                    Land and
                                                                      buildings        Others     buildings         Others
                                                                           2001          2001          2000           2000
                                                                    (pound)'000   (pound)'000   (pound)'000    (pound)'000
---------------------------------------------------------------------------------------------------------------------------
Expiring within one year                                                     55           182            20             84
Expiring between one and five years                                         757           238           776            190
Expiring in over five years                                               1,001            --           391             --
                                                                        ---------------------------------------------------
                                                                          1,813           420         1,187            274
                                                                        ===================================================

29 Related parties

The Company has taken advantage of the exemption under Financial Reporting Standard 8 "Related party disclosures" (FRS 8) not to disclose related party transactions between wholly owned Group undertakings which are eliminated on consolidation.

      During the year ended 30 September 2001, Galen had business dealings with Elan Corporation plc ("Elan") and Boron-LePore Group, Inc ("Boron-LePore") which were related parties.

      At 30 September 2001, Elan and its subsidiaries held 3.8% of the Company's share capital. Mr T G Lynch, Executive Vice Chairman of Elan, serves on Galen's Board as a non-executive director. In March 1999 Warner Chilcott reached a binding agreement with Elan under which Elan agreed to acquire Warner Chilcott's marketing rights to an extended-release nifedipine product. Under the agreement Warner Chilcott is entitled to receive royalties based upon United States sales of the product. In the year ended 30 September 2001 these royalty payments totalled (pound)1,723,000.

      Boron-LePore provides meeting planning services to Warner Chilcott. Mr Roger Boissonneault, Galen's Chief Executive Officer, serves on the Board of Boron-LePore. In the year ended 30 September 2001, fees of (pound)410,000 were charged to Warner Chilcott by Boron-LePore and expensed to operations.

30 Summary of differences between UK and US Generally accepted accounting principles ("GAAP")

(1) Profit for the financial year and shareholders' funds

The Group financial statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the financial year and to equity shareholders' funds are set out in the tables below:

                                                                                            2001           2000          1999
                                                                          Notes      (pound)'000    (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------
(a) Reconciliation of profit for the financial year to US GAAP
Profit for the financial year under UK GAAP                                               13,230         14,285        13,990
                                                                                       ---------------------------------------
US GAAP adjustments:
Amortisation of goodwill and intangibles                                 (i)(c)            4,811            393           215
In-process research and development                                      (i)(d)               --        (16,898)       (1,021)
Related amortisation of goodwill                                         (i)(d)              896             51            17
Capitalisation of interest                                                 (ii)               --             --           671
Related depreciation on capitalisation of interest                                           (35)           (35)          (22)
Inventory step up release                                                (i)(a)             (986)            --            --
Deferred taxation                                                         (iii)              846           (598)       (1,496)
Compensation expense                                                       (iv)           (3,405)        (1,862)         (487)
Deferred tax effect of US GAAP adjustments                                                (3,990)          (220)         (184)
                                                                                       ---------------------------------------
US GAAP adjustments total                                                                 (1,863)       (19,169)       (2,307)
                                                                                       =======================================
Profit/(loss) for the financial period under US GAAP                                      11,367         (4,884)       11,683
                                                                                       =======================================
Basic earnings per share under US GAAP                                     (vi)              7.0p          (4.0)p        10.0p
                                                                                       =======================================
Diluted earnings per share under US GAAP                                   (vi)              7.0p          (4.0)p        10.0p
                                                                                       =======================================

                                                                                            2001           2000          1999
                                                                          Notes      (pound)'000    (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------
(b) Effect on equity shareholders' funds of differences between
    UK GAAP and US GAAP
Equity shareholders' funds under UK GAAP                                                 607,105        410,546        68,122
                                                                                         ------------------------------------
US GAAP adjustments:
Acquisition accounting                                                   (i)(a)          (83,696)       (87,072)           --
Amortisation of goodwill relating to contingent consideration            (i)(b)            1,057            608           215
In-process research and development                                      (i)(d)          (16,955)       (17,851)       (1,004)
Capitalisation of interest                                                 (ii)            1,657          1,692         1,727
Deferred taxation                                                         (iii)           (5,008)        (5,854)       (5,256)
Employee benefit trust                                                      (v)           (7,064)        (7,377)       (7,384)
Share premium account                                                       (v)            7,064          7,377         7,384
Deferred tax effect on US GAAP adjustments                                                (4,728)          (738)         (518)
Dividends                                                                (viii)            3,143          2,194         1,334
                                                                                       ---------------------------------------
US GAAP adjustments total                                                               (104,530)      (107,021)       (3,502)
                                                                                       =======================================
Equity shareholders' funds under US GAAP                                                 502,575        303,525        64,620
                                                                                       =======================================

Notes to the financial statements for the year ended 30 September 2001

30 Summary of differences between UK and US Generally accepted accounting principles ("GAAP") (continued)

(i) Business combinations

(a) Acquisition accounting

This amount relates to the acquisition of Warner Chilcott on 29 September 2000 and reflects differences in acquisition accounting between US GAAP and UK GAAP.

      1     Share consideration

            Under UK GAAP, shares issued in consideration for the acquisition of shares in a subsidiary company are valued at the market price ruling on the date of consummation of the transaction. Under US GAAP, shares are valued at the average market price for the 5 trading days before and after the date of announcement of the proposed transaction. Under US GAAP, goodwill and the related credits to share capital and share premium would have been less than on the UK GAAP basis.

      2     Substitute options

            Under US GAAP, the fair value of an acquiring company's share options or warrants substituted for options or warrants of the acquiree is calculated using the Black-Scholes option-pricing model, which values the options at the date of announcement. Under UK GAAP, the intrinsic value method is used, the value reflecting the difference between the market price of the related shares on acquisition date and the proceeds due on exercise of the options or warrants. Under US GAAP, goodwill and the related merger reserve credit would have been less than on the UK GAAP basis.

      3     Deferred compensation

            Under US GAAP, any amounts attributed to deferred compensation in relation to specific unvested options is shown as a debit balance within shareholders' equity. No such amount is recorded under UK GAAP.

      4     Inventory step up release

            Under US GAAP, stocks ("inventory") acquired on takeover are restated to reflect their selling price less a margin for selling. Under UK GAAP, stocks acquired are valued at the lower of acquired cost and net realisable value. Under US GAAP, the amount of inventory step up is charged to cost of sales as the inventory is sold

      5     Workforce

            Under US GAAP accounting, valuations are attributed to the assembled workforce of the company being acquired and this value, which again reduces goodwill by a similar amount, is amortised over a relevant period, deemed to be 7 years in this instance. No such workforce values are attributed under UK GAAP.

      6     Other intangibles

            Under US GAAP, value is attributed to intangibles which under UK GAAP might not be separately identifiable from goodwill, for example, amounts attributed to core development technologies in Warner Chilcott. Such amounts are amortised over the estimated lives of these assets.

      7     Deferred tax asset

            Under US GAAP, where tax law allows the use of an acquired company's brought forward tax losses in a restructured group situation against future combined taxable income, a deferred tax asset may be recognised at acquisition based on an assessment of the combined enterprise's past and anticipated future results of operations. Such an asset net of valuation allowance was recognised as a deferred tax asset in relation to Warner Chilcott's brought forward tax losses and goodwill was correspondingly reduced. No such asset was recognised under UK GAAP.

(b) Amortisation of goodwill relating to contingent consideration

Under UK GAAP, amounts are included within creditors representing contingent consideration payable to the former shareholders of ICTI and of ACCI and these amounts having been included in goodwill on acquisition. Under US GAAP amounts related to contingent consideration are only included when the contingency is resolved.

(c) Amortisation of goodwill and intangibles

This amount reflects the difference in the goodwill amortisation charge for the year between US GAAP and UK GAAP as a result of the different accounting treatments impacting on goodwill as detailed in (i)(a) and (i)(b).

(d) In-process research and development

As part of the acquisitions of Bartholomew Rhodes in 1999 and of Warner Chilcott in 2000, values were assigned to in-process research and development for drugs under development at the dates of acquisition. Under US GAAP, the amount of purchase consideration allocated to in-process research and development is written off immediately to profit and loss account. The valuation of in-process research and development was calculated using an income approach.

      Under UK GAAP, these amounts, which are allocated to in-process research and development under US GAAP, would be included within goodwill. The related amortisation expense adjustment is shown separately in the reconciliation.

30 Summary of differences between UK and US Generally accepted accounting principles ("GAAP") (continued)

(ii) Capitalisation of interest

Under UK GAAP, companies may choose whether or not to capitalise finance costs on fixed assets that take a substantial period of time to bring into service. US GAAP requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset.

(iii) Deferred taxation

Under UK GAAP, provision for deferred tax is only required to the extent that it is probable that a taxation liability or asset will crystallise, in the foreseeable future, as a result of timing differences between taxable profit and accounting profit. Provision is made at known rates of tax.

      Under US GAAP, full provision for deferred tax is required to the extent that accounting profit differs from taxable profit due to temporary differences. Provision is made at currently enacted rates including currently enacted future rates. A valuation adjustment is made against deferred tax assets where it is more likely than not that some portion will not be realised.

      In connection with the Warner Chilcott transaction, the Company acquired U.S. federal income tax net operating loss carryforwards of approximately $62.0 million, which begin to expire in 2011. At the year end, a deferred tax asset, subject to a valuation allowance, of $12.2 million is recorded in respect of these carryforwards. If, in the future, the realization of this acquired deferred tax asset becomes more likely than not, any reduction of the associated valuation allowance will be allocated to reduce other purchased intangible assets. The deferred tax asset has been increased during the year by an amount of $3.2 million reflecting such a reduction and by $1.4 million in relation to the once-off compensation expense referred to in (iv) below. The $3.2 million increase in the deferred tax asset was recorded as a reduction of the related purchased intangible assets. The $1.4 million was recorded as a deferred tax benefit during the year.

(iv) Share compensation expense

Under UK GAAP, no cost has been accrued in relation to share options awarded to employees since the exercise price is equivalent to the market value at the date of grant.

      Under US GAAP, the Company has elected to follow APB 25. Under APB 25 compensation cost on variable option awards in which the number of options exercisable is not known at the date of grant is calculated as the difference between the option price and the market price at the end of the reporting period. This cost is amortised over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date. Included in the compensation expense reconciling item above is an amount of (pound)2.68 million ($3.88 million) relating to the intrinsic value of share options, the terms of which were modified on the cessation of employment of a director. This is a once-off, non-cash adjustment required under US GAAP; it does not impact on equity shareholders' funds.

(v) Employee benefit trust

Under UK GAAP, shares held by the employee benefit trust are recorded as fixed asset investments with zero costs. Under US GAAP, those shares are regarded as treasury stock and recorded as a contra equity account within equity shareholders' funds at the date of contribution.

(vi) Earnings per share

Earnings per share is based on profit for the financial year under US GAAP as calculated above and on 161,354,740 ordinary shares (2000: 121,444,370, 1999:
116,329,438) the weighted average number of ordinary shares in issue during the year, excluding those held in the employee trust. Diluted earnings per share is calculated on profit for the financial year under US GAAP as calculated above and on an adjusted number of shares of 164,159,894 (2000: 121,444,370, 1999:
116,389,609) reflecting the number of dilutive shares under option.

(vii) Presentation of exceptional items

Under UK GAAP, exceptional items are items which derive from events or transactions that fall within the ordinary activities of the reporting entity and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence. Under US GAAP, only items which are deemed unusual in nature and infrequent in occurrence (not reasonably expected to recur in the foreseeable future) qualify for presentation as "extraordinary" items. They are presented below income before extraordinary items in the profit and loss account. Under US GAAP, none of the items classed as exceptional under UK GAAP meet the criteria for presentation as an extraordinary item.

(viii) Dividends

Under UK GAAP, final ordinary dividends are recognised in the financial year in respect of which they are recommended by the Board of Directors for approval by shareholders. Under US GAAP, such dividends are not recognised until they are formally declared by the Board of Directors.

Notes to the financial statements for the year ended 30 September 2001

30 Summary of differences between UK and US Generally accepted accounting principles ("GAAP") (continued)

(2) Consolidated cash flow statement

The Group Consolidated Cash Flow Statement is prepared in accordance with United Kingdom Financial Reporting Standard 1 "FRS 1 (Revised 1996)," whose objective and principles are similar to those set out in SFAS No. 95, "Statement of Cash Flows." The principal differences between the Standards relate to classification. Under FRS 1 (Revised 1996), the Company presents its cash flows for (a) operating activities, (b) returns on investments and servicing of finance, (c) taxation, (d) capital expenditure and financial investment, (e) acquisitions, (f) dividends paid, (g) management of liquid resources and (h) financing. SFAS No. 95 requires only three categories of cash flow activity being (a) operating, (b) investing and (c) financing.

      Cash flows from taxation and returns on investments and servicing of finance under FRS 1 (Revised 1996) would be included as operating activities under SFAS No. 95, capital expenditure and financial investment and acquisitions and disposals would be included as investing activities, and dividends paid would be included as a financing activity under SFAS No.95. Under FRS 1 (Revised
1996), cash comprises cash in hand and deposits repayable on demand, less overdrafts repayable on demand, and liquid resources comprise current asset investments held as readily disposable stores of value. Under SFAS No. 95, cash equivalents, comprising short-term highly liquid investments, generally with original maturities of three months or less, are grouped together with cash. Short-term borrowings repayable on demand would not be included within cash and cash equivalents and movements on those borrowings would be included in financing activities.

      Set out below, for illustrative purposes, is a summary consolidated cash flow statement under US GAAP:

                                                            2001           2000           1999
                                                     (pound)'000      (pound)'000   (pound)'000
-----------------------------------------------------------------------------------------------
Net cash provided by operating activities                 41,185         12,851         10,562
Net cash used in investing activities                   (101,358)        10,756        (34,903)
Net cash provided by financing activities                204,515         47,702         13,692
                                                       ---------------------------------------
Net increase in cash and cash equivalents                144,342         71,309        (10,649)
Cash and cash equivalents at beginning of period          77,660          6,351         17,000
                                                       ---------------------------------------
Cash and cash equivalents at end of period               222,002         77,660          6,351
                                                       =======================================

(3) Recently issued accounting pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued FAS 133, "Accounting for Derivative Instruments and Hedging Activities." FAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. FAS 133 is effective for fiscal years beginning after June 15, 1999, but earlier application is permitted as of the beginning of any fiscal quarter subsequent to June 15, 1998. Upon initial application, all derivatives are required to be recognised in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be reassessed and documented pursuant to the provisions of FAS 133. Subsequent to the issuance of FAS 133, the FASB issued FAS 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of FAS 133 to periods beginning after June 15, 2000. Galen adopted the statement in these financial statements. Adoption of the statement had no material impact on the financial statements.

      In December 1999, the Accounting Standards Board ("ASB") issued Financial Reporting Standard ("FRS") 19 "Deferred tax" which introduces a form of "full" provision for accounting for deferred tax that replaces the "partial" provision method in Statement of Standard Accounting Practice ("SSAP") 15. Deferred tax should be provided on timing differences that have originated but not reversed by the balance sheet date, but only when the entity has an obligation to pay more tax in the future as a result of reversal of those timing differences. FRS19 permits but does not require reporting entities to discount deferred tax assets and liabilities to reflect the true value of money. The FRS applies to accounting periods ending on or after 23 January 2002. The Company will adopt the FRS in its financial statements to 30 September 2002. Thereafter the US GAAP reconciliation adjustments in (i)(a) 7 and (iii) above cease to be required.

30 Summary of differences between UK and US Generally accepted accounting principles ("GAAP") (continued)

      FRS 18 "Accounting policies" which replaces SSAP 2, redefines "accounting policies" and distinguishes them from "estimation techniques" for measuring items in financial statements. The four "fundamental accounting concepts" of SSAP 2 (that is, going concern, accruals, consistency and prudence) are replaced by a framework that requires accounting policies to be selected against the qualities set out in the ASB's Statement of Principles, namely relevance, reliability, comparability and understandability. The FRS applies to accounting periods ending on or after 22 June 2001. The Company adopted FRS 18 in these financial statements. Adoption had no impact on the Company's financial statements.

      In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("FAS 141"). The Statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. FAS 141 prohibits the pooling-of-interests method of accounting for business combinations and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. The Company does not consider that the Standard, which has been effective in the final quarter of this financial year, will have a material impact on future financial statements.

      In July 2001, the FASB also issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). The Statement is effective for fiscal years beginning after December 15, 2001. FAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortised but should be tested for impairment annually. Goodwill and intangible assets with indefinite useful lives will no longer be tested for impairment under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121").

      The Company is required to adopt the provisions of FAS 142 with effect from October 1, 2002. Any goodwill and any intangible asset determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 will not be amortised and will continue to be evaluated for impairment under FAS 121 until the date that FAS 142 is applied in its entirety. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortised until the adoption of FAS 142. As at the date of adoption, the Company expects to have unamortised goodwill of (pound)285 million. Amortisation expense related to goodwill was (pound)16 million for the year ended 30 September 2001. Because of the extensive effort needed to comply with adopting FAS 142, it is not practicable to estimate reasonably the impact of adopting the Statement on the Company's financial statements at the date of this report, including whether any transitional impairment losses will require to be recognised as the cumulative effect of a change in accounting principles.

      In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The objectives of SFAS 144 are to address significant issues relating to the implementation of FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001, and generally, its provisions are to be applied prospectively. The Company is currently evaluating the impact of this statement on its results of operations, financial position, or liquidity.

Five year summary

                                                        2001           2000          1999          1998          1997
                                                 (pound)'000    (pound)'000   (pound)'000   (pound)'000   (pound)'000
---------------------------------------------------------------------------------------------------------------------
Continuing operations
Turnover                                             182,683         86,020        67,010        48,867        39,252
Gross profit                                         118,496         41,798        34,452        25,533        19,426
Operating profit before exceptional items and
  amortisation of goodwill and intangibles            54,941         24,123        19,397        14,067        10,498
Exceptional items                                         --          3,311            --         2,731            --
Goodwill and intangibles amortisation                 24,602          2,068           707            --            --
Operating profit                                      30,339         18,744        18,690        11,336        10,498
Profit before taxation                                16,946         19,073        18,405        11,904        11,364
Net assets                                           607,348        410,666        68,153        56,227        49,534
Earnings per share                                      8.2p          11.8p         12.0p          7.2p          8.0p
Adjusted earnings per share (note 10)                  23.5p          15.5p         12.6p          9.5p          8.0p
                                                     ================================================================

Financial calendar

Annual General Meeting
To be held at 10.00 a.m.,

Malone House, Barnett Demesne, Belfast                          19 February 2002

Reports

Interim report                                                          May 2002

Dividends

Proposed final 2001
o Announced                                                     13 November 2001
o Payable                                                       28 February 2002

Interim 2002

o To be announced                                                       May 2002
o Payable                                                            August 2002

                      Management and Corporate Information

Board of Directors

Dr John A King
Executive Chairman

Roger M Boissonneault
Chief Executive Officer

R Geoffrey Elliott
Chief Financial Officer

Alan D Armstrong
President, Pharmaceutical Services

Non-Executive Directors:

Dr Michael G Carter (1, 2)

Dr Harold A Ennis, OBE (1, 2)

David Gibbons, MBE (1, 2)

Thomas G Lynch (1)

(1) Audit Committee
(2) Remuneration Committee

Management

Galen Holdings PLC

Dr John A King
Executive Chairman

Roger M Boissonneault
Chief Executive Officer

R Geoffrey Elliott
Chief Financial Officer

Anthony D Bruno
Senior Vice President,
Corporate Development &
General Counsel

Leland H Cross
Senior Vice President,
Technical Operations

Pharmaceuticals

W Carlton Reichel
President, Pharmaceuticals

Pharmaceutical Services

Alan D Armstrong
President, Pharmaceutical Services

Research & Development,
Regulatory Affairs

Dr Herman Ellman
Senior Vice President,
Clinical Development

Dr Claire Gilligan
Senior Vice President,
Pharmaceutical Development

Dr Tina M deVries
Vice President, Pharmaceutics

Alvin Howard
Vice President, Regulatory Affairs

Shareholder Services

Registrar for Ordinary Shares

Computershare Investor Services PLC
P.O. Box 82, The Pavilions
Bridgewater Road
Bristol BS99 7NH

Stock Information

Ordinary Shares
London Stock Exchange: GAL.L
Irish Stock Exchange: GAL
American Depositary Shares
Nasdaq: GALN

Depository for ADS/Notes

Bank of New York
620 Avenue of the Americas
6th Floor
New York, NY 10011

Investor Inquiries

For investor information,
please contact:

USA

Galen Holdings, PLC
100 Enterprise Drive
Rockaway, NJ 07866
Tel: 973-442-3200 or
800-521-8813
Email: ir@wclabs.com

International

Galen Holdings PLC
Seagoe Industrial Estate
Craigavon, Northern Ireland
BT63 5UA
Tel: +44 283 833 4974
Email: investorrelations@galenplc.com

Registered Office

Seagoe Industrial Estate
Craigavon, Northern
Ireland
BT63 5UA

Registered Number

NI25836

Secretary

A D Bruno

Website

www.galenplc.com

Stockbrokers

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

Credit Suisse First Boston
One Cabot Square
London E14 4QJ

ABN AMRO Equities Limited
Hoare Govett Ltd.
250 Bishopsgate
London EC2M 4AA

Goodbody Stockbrokers
Ballsbridge Park
Dublin 4

Registered Auditors

PricewaterhouseCoopers
Waterfront Plaza
8 Laganbank Road
Belfast BT1 3LR

Solicitors

Ashurst Morris Crisp
Broadwalk House
5 Appold Street
London EC2A 2HA

US Legal Advisors

Simpson Thacher & Bartlett
425 Lexington Avenue
New York, NY 10017

Financial Advisors

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

Principal Bankers

Bank of Ireland
Donegall House
7 Donegall Square North
Belfast BT1 5LU

                                  ============
                                     GALEN
                                  ============
                                  HOLDINGS PLC


       100 Enterprise Drive, Rockaway, NJ 07866 U.S.A. Tel: 973-442-3200

         Seagoe Industrial Estate, Craigavon, Northern Ireland BT63 5UA
                             Tel: +44 283 833 4974